SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LYNCH INTERACTIVE CORPORATION

(Name of Issuer)

LYNCH INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

551146103

(CUSIP Number of Class of Securities)

John A. Cole

Lynch Interactive Corporation

401 Theodore Fremd Avenue

Rye, New York 10580

(914) 921-8821

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy To:

David J. Adler, Esq.

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)		AMOUNT OF FILING FEE
$352,000		$70.40
(1)

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 11,000 shares of Common Stock for $32.00 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

☒

Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$70.40	Filing Party:	Lynch Interactive Corporation
Form or Registration No.:	Schedule 13E-3	Date Filed:	April 18, 2005

INTRODUCTION

This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, which we refer to herein as the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Lynch Interactive Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 401 Theodore Fremd Avenue, Rye, New York 10580. The Company’s telephone number is (914) 921-8821.

(b) Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”), of which 2,752,251 shares were issued and outstanding as of July 25, 2005.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Market Related Information—Market for Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Market Related Information—Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. During the two years preceding the date of the filing of this Schedule 13E-3 the Company purchased 38,400 shares in the open Market in accordance with a board authorized stock repurchase plan. The prices paid for the shares during this period ranged from $20.10 to $35.03. The average purchase price paid during each of quarter during this period was as follows:

Period	Average Price of Stock Purchases
1/1/05 to 3/31/05	$31.53
10/1/04 to 12/31/04	$32.07
7/1/04 to 9/30/04	$32.53
4/1/04 to 6/30/04	$33.97
1/1/04 to 3/31/04	$26.11
10/1/03 to 12/31/03	$22.27
7/1/03 to 9/30/03	$25.67
4/1/03 to 6/30/03	$21.65

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person, the Company, is also the subject company. The Company’s address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below. The address of each executive officer and director is c/o Lynch Interactive Corporation, 401 Theodore Fremd Avenue, Rye, New York 10580 and the telephone number is (914) 921-8821.

Executive Officers

Mario J. Gabelli, Chairman and Chief Executive Officer

Robert E. Dolan, Chief Financial Officer

Evelyn C. Jerden, Senior Vice President – Operations

John A. Cole, Vice President, Corporate Development, General Counsel and Secretary

Directors

Morris Berkowitz

Paul J. Evanson

John C. Ferrara

Mario J. Gabelli

Daniel R. Lee

Lawrence R. Moats

Salvatore Muoio

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in Item 3(a) above and in the Proxy Statement under “Proposal No. 3 - Election of Directors” is incorporated herein by reference. All of the Company’s directors and executive officers are United States citizens. During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of those laws.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Proposal No. 1 - Amendment to Restated Certificate of Incorporation To Effect a Reverse Stock Split,” “Special Factors” and “Other Matters” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special Factors—Structure of Proposal” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “Other Matters—Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special Factors—Structure of Proposal—Effects on Lynch Interactive” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Proxy Statement under “Transactions with Certain Affiliated Persons” is incorporated herein by reference.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special Factors—Structure of the Proposal” is incorporated herein by reference.

(c) Plans.

(1) None.

(2)	None
(3)	The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special Factors—Structure of the Proposal” is incorporated herein by reference.
(4)	None.
(5)	None.
(6)-(8)

The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Proposal,” “Special Factors – Purpose of Proposal,” “Special Factors—Structure of the Proposal,” “Special Factors—Advantages of the Proposal” and “Special Factors—Disadvantages of the Proposal” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Proxy Statement under “Special Factors—Purpose of the Proposal” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors—Alternative Transactions Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Purpose of the Proposal” and “Special Factors—Advantages of the Proposal” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Proposal No. 1—Amended Restated Certificate of Incorporation to Effect Reserve Stock Split,” “Special Factors—Purpose of the Proposal,” “Special Factors—Structure of the Proposal” and “Other Matters—Federal Income Tax Consequences,” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Opinion of Financial Advisor,” and “Special Factors—Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders, (d) Unaffiliated Representatives and (e) Approval of Directors. The information set forth in the Proxy Statement under “Special Factors—Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal, (b) Preparer and Summary of the Report, Opinion or Appraisal and (c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors—Opinion of Financial Advisor” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Other Matters—Costs/Source of Funds and Expenses” is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The Company has not and to the best of the Company’s knowledge, none of its directors or executive officers has, effected any transaction in the Common Stock during the 60 days preceding the date of filing this Schedule 13E-3.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “Other Matters—Special Interests of Affiliated Persons in the Transaction” and “Other Matters—Recommendation of Our Board of Directors” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on April 1, 2005.

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Cost of Proxy Solicitation” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Preliminary Proxy Statement of the Company, together with the proxy card.

(b) Not applicable

(c)(1) Opinion of Caymus Partners LLC, dated April 17, 2005 (set forth as Exhibit B to the Proxy Statement).

(c)(2) Draft Report of Caymus Partners LLC, dated April 12, 2005.

(c)(3) Final Report of Caymus Partners LLC, dated April 20, 2005.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2005

/s/ Robert E. Dolan Name: Robert E. Dolan Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)	Proxy Statement, together with the proxy card.*
(c)(1)	Opinion of Caymus Partners LLC, dated April 17, 2005 (set forth as Exhibit B to the Proxy Statement).*
(c)(2)	Draft Report of Caymus Partners LLC, dated April 12, 2005.
(c)(3)	Final Report of Caymus Partners LLC, dated April 20, 2005.
(d)	Voting Agreement between MJG-IV Limited Partnership and Mario Gabelli to vote 480,000 shares of common stock.**

__________

*Incorporated by reference to the Company’s Schedule 14A, filed with the Securities and Exchange Commission on April 19, 2005.

**Incorporated by reference to the Company’s Schedule 13E3/A, filed with the Securities and Exchange Commission on April 19, 2005.

April 12, 2005

Presentation to the Board of Directors

C O N F I D E N T I A L

DRAFT

                    Confidential

The following presentation and its analyses are solely for the use of the Board of
Directors of Lynch Interactive Corporation and are not intended to, nor should they be, relied upon by any other party, including the shareholders of Lynch Interactive
Corporation.  The consent of Caymus Partners LLC is required prior to the disclosure of this presentation, its analyses, the assessment made by Caymus Partners LLC or any other documentation provided by Caymus Partners LLC to any third party.

These materials are based only on information contained in publicly available documents and certain other information provided to Caymus Partners LLC by Lynch Interactive
Corporation. Caymus Partners LLC relied upon the accuracy and completeness of the information from these public documents and other information supplied by Lynch
Interactive Corporation; Caymus Partners LLC has not attempted to investigate or verify the accuracy or completeness of such publicly available information or other information provide to Caymus Partners LLC.

These materials should be considered only in connection with the presentation being provided by Caymus Partners LLC in connection herewith.  The preparation of these materials was completed on April 12, 2005 and based on information publicly available or provided to Caymus Partners LLC through such date.  Caymus Partners LLC is not obligated to update this presentation or its analyses except as outlined in the engagement letter dated March 21, 2005 to reflect any information that becomes publicly available or that is provided to Caymus Partners LLC after such date.

Disclosure

DRAFT

Table of Contents

I.

Transaction Overview

II.

Industry Overview

III.

Lynch Interactive Corporation

IV.

Valuation Analyses

A.   Overview of Analyses

B.   Comparable Public Company Analysis

C.  Comparable Transactions Analysis

D.  Discounted Cash Flow Analysis

E.  Fractional Share Cash-Out Values of Select Reverse
Stock Splits

F.  Non-Cash Generating Assets

                    Confidential

DRAFT

I.          Transaction Overview

DRAFT

Introduction

Transaction Overview                                                                                                                                             Confidential

The Board of Directors of Lynch Interactive Corporation (“Interactive” or
“the Company” ) has retained Caymus Partners LLC (“Caymus Partners”)
as its financial advisor to render an opinion as to the fairness (the
“Opinion”), from a financial point of view, to the public stockholders of
Interactive of the proposed cash consideration paid to holders of less than one whole share following the Company’s reverse stock split (the
“Transaction”).

Holders of less than 100 shares prior to the Company’s proposed 1-for-100 reverse stock split would be entitled to a cash payment equal to 120% of the average of the closing prices for the 20 trading days on which the stock traded immediately preceding the date of the Transaction.

The Company’s common stock is publicly traded on the AMEX market under the symbol “LIC.”  Interactive has approximately 2.75 million shares of Common Stock outstanding as of their most recent 10-K (dated April 1,
2005).

DRAFT

Summary of Proposed Transaction Terms

Transaction Overview                                                                                                                                             Confidential

Transaction:

1

-

for

-

100 reverse stock split, wherein

holders of record owning less than 100

shares will receive cash.

Purpose:

Reduce number of shareholders of

record to less than 300.

Purchaser:

Lynch Interactive Corporation

Securities:

Shares

of Common Stock, $

0

.0

00

1 par

value.

Purchase Price Per Share

(Less

Than 100 Shares)

:

120% of the a

verage of the closing

prices of the Co

mmon Stock during the

2

0

trading

day

s

i

n which the stock

traded

preceding the effective date

.

Total

Approximate

Purchase

of

Fractional Shares:

$32

0,000

Assumed

Effective

Date

(1)

:

April 11

, 2005

Investment Banking Fee:

None

(1) For purposes of the analyses herein, as if Transaction occurred on April 11, 2005.

DRAFT

(Dollars in thousands, except per share prices)

Assumptions

Number of Shares to be Purchased (1)	11,000
Estimated Total Cost of Purchasing Fractional Shares	$326
20-Day Average Closing Share Price (2)	$24.72
Premium (3)	20%

TOTAL COST OF PURCHASE - SENSITIVITY

Percent Premium	20-Day Average Closing Share Price: $23.00	$24.00	$24.72	$25.00	$27.00	$28.00
5%	$266	$277	$286	$289	$312	$323
10%	$278	$290	$299	$303	$327	$339
15%	$291	$304	$313	$316	$342	$354
20%	$304	$317	$326	$330	$356	$370
25%	$316	$330	$340	$344	$371	$385
30%	$329	$343	$353	$358	$386	$400
35%	$342	$356	$367	$371	$401	$416

Note: Analysis based on Caymus Partners estimates.

(1) Estimated; shares purchased from holders of less than 100 shares.

(2) For the 20 days in which the stock was traded through April 11, 2005.

(3) Premium paid to 20-day average closing share price to purchase shares from holders of less than 100 shares.

CAYMUS PARTNERS LLC

Page 7

Sensitivity of Total Company Cost of Purchasing Shares

Transaction Overview                                                                                                                                             Confidential

DRAFT

Background and Events Leading to Proposed Transaction

Transaction Overview                                                                                                                                             Confidential

The Company was incorporated in 1996 under the laws of the
State of Delaware and has principal executive offices in Rye,
New York.

Interactive was spun off by Lynch Corporation on September 1,
1999 to its shareholders as a diversified holding company with multimedia and transportation subsidiaries.

Through numerous subsidiary companies, Interactive provides
local exchange carrier telephone services focused on rural areas of the United States.  As of December 31, 2004, the Company
had 54,901 total lines.

The Company is considering a 1-for-100 reverse stock split of its common stock in order to reduce the number of shareholders of record to under 300.

The Management of Interactive believes that this transaction will allow the Company to deregister its shares, thereby reducing the administrative burden and associated expense of filing periodic reports and complying with various requirements, such as those required under the Sarbanes-Oxley Act.  Management estimates that the cost savings will approximate $1.7 million per year.

DRAFT

Scope of Engagement

Transaction Overview                                                                                                                                             Confidential

In arriving at its Opinion, Caymus Partners took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and among other things:

Reviewed and analyzed transaction documents provided by the Company;

Reviewed publicly available financial information and other data including the
Company’s most recent audited financial statements (Form 10-K);

Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to the Company;

Reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to the Company

Reviewed and discussed with representatives or management of the
Company certain financial and operating information furnished by them, including assumptions with respect to the business, operations and prospects of the Company;

Considered the historical financial results and present financial condition of
Interactive; and

Performed such other analyses and examinations as we have deemed appropriate.

DRAFT

Scope of Engagement (cont.)

Transaction Overview                                                                                                                                             Confidential

The Opinion of Caymus Partners is necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated by April 11, 2005.  Accordingly, although subsequent developments may affect its opinion, Caymus Partners does not assume any obligation to update, review or reaffirm its opinion.

Caymus Partners assumes, with the consent of the Company, that the
Transaction will be consummated in accordance with the terms described to Caymus Partners and as generally set forth in the proposed proxy statement (Schedule 14A), without any further amendments thereto, and without material changes to any of the conditions to any obligations or, in the alternative, that any such amendments, revisions or changes thereto will not be detrimental to Interactive.

Caymus Partners has not made a physical inspection of the properties and facilities of the Company and has not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the
Company.  Further, Caymus Partners’ analyses does not address the liquidation value of the Company [because the Company is a going concern and is not being liquidated].

DRAFT

Scope of Engagement (cont.)

Transaction Overview                                                                                                                                             Confidential

Caymus Partners has relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it by the Company without assuming any responsibility for an independent verification of any such information and has further relied upon the assurance of the Company’s management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading.

To the extent applicable for a transaction of this kind, Caymus Partners assumes that the Transaction will be consummated in a manner that complies in all material respects with the applicable provisions of the
Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations.

Caymus Partners has not been requested to opine as to, and the opinion does not in any manner address, the underlying business decision of the
Company to proceed with or affect the Transaction.

DRAFT

Scope of Engagement (cont.)

Transaction Overview                                                                                                                                             Confidential

Caymus Partners was not asked to consider, and its opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company.  Caymus
Partners was not engaged to seek alternatives to the Transaction that might exist for Interactive.

This Opinion is for the use and benefit of the Board of Directors of the
Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder of the Company.  The foregoing in this presentation is not meant to and does not express any opinion as to the value of Interactive for other purposes, such as a sale, merger or liquidation of the Company.

DRAFT

II.        Industry Overview

DRAFT

Telecommunications Local Exchange Carrier Market

Industry Overview                                                                                                                                                      Confidential

The Telecommunications industry is one of the largest segments of the United States economy and generates approximately $300 billion in revenues.  Of this amount, approximately $127 billion is derived from local exchange carrier (telephone) service.

The local exchange carrier market is comprised of the four regional
Bell operating companies, several mid-sized companies and a large number of smaller, independent competitors.

A majority of the small local exchange carriers operate in rural areas and generally experience stable revenues and predictable cash flows due their strong customer bases and limited wireline competition.
Compared to urban operators, rural local exchange carriers generally have limited wireline competition because of the lower customer density in their service areas and the high residential percentage of their subscriber base.

Many of the Company’s competitors and potential competitors have substantially greater financial, technological and marketing resources than Interactive does. However, the Company seeks to focus on rural areas that are not densely populated and thus not susceptible to competitive forces inherent in more densely populated areas.

DRAFT

III.      Lynch Interactive Corporation

DRAFT

Business Overview

Lynch Interactive Corporation                                                                                                                           Confidential

Lynch Interactive Corporation (AMEX: LIC) is a publicly traded company that provides local exchange and related wireline telecommunications services in rural residential markets.  The Company also provides wireless and other multimedia services, such as Internet service, alarm services, long distance service and competitive local exchange carrier service.

The Company operates through a number of regional subsidiary companies, many of which are defined as rural local exchange carriers
(“RLECs”).  The Company’s telephone operations are located in Iowa,
Kansas, Michigan, New Hampshire, New Mexico, New York, North Dakota,
Utah and Wisconsin.

Interactive has historically grown through acquisitions of selected RLECs.
Since 1989, the Company has acquired 14 telephone companies with aggregate consideration of $154 million.  The Company’s business development strategy is to expand its existing operations through internal growth as well as selective acquisitions of rural carriers providing similar services.

In March 2004, the Company signed an agreement to acquire California-
Oregon Telecommunications Company (“Cal-Ore”), which is the incumbent service provider for a rural area along the Northern California border with
Oregon with approximately 2,500 access lines. This transaction is subject to California and other regulatory approvals and is currently scheduled to close in or about June 2005.

DRAFT

Ownership, Management and Employees

Significant

Ownership

Executive
Management

Employees

Lynch Interactive Corporation                                                                                                                           Confidential

MJG-IV Limited Partnership

22.50%

Kinetic Asset Management

7.60%

All Directors and Officers

26.10%

All Others

73.90%

Executive Officers and Directors

Mario J. Gabelli

Morris Berkowitz

Chairman & Chief Executive Officer

Director

Robert E. Dolan

Paul J. Evanson

Chief Financial Officer

Director

Evelyn C. Jerden

John C. Ferrara

Senior Vice President - Operations

Director

John A. Cole

Daniel R. Lee

Vice President, Corporate Development,

Director

General Counsel, and Secretary

Lawrence R. Moats

Director

Salvatore Muoio

Director

The Company and its subsidiaries had 356 employees as of December 31, 2004

DRAFT

40
35
30
25
20
15
Volume
©BigCharts.com
20
10
0
Thousands
May Jun Jul Aug Sep Oct Nov Dec 05 Feb Mar Apr

35
30
25
20
15
Volume
©BigCharts.com
20
10
0
Thousands
Feb Mar Apr

Caymus Partners LLC

Page 18

Historical Stock Price Performance (12 mo. and YTD)

Lynch Interactive Corporation                                                                                                                           Confidential

DRAFT

12-Month Price and Volume History

Year-to-Date Price and Volume History

$31.00
$29.00
$27.00
$25.00
$23.00
$21.00
$19.00
$17.00
$15.00
3/9
3/11
3/13
3/15
3/17
3/19
3/21
3/23
3/25
3/27
3/29
3/31
4/2
4/4
4/6
4/8
4/10
20-Day Average
($24.72)

Page 19

CAYMUS PARTNERS LLC

Historical Stock Price Performance (Last 20 Trading Days)

Lynch Interactive Corporation                                                                                                                           Confidential

Price as of April 11, 2005:  $29.28

5-Day Trailing Average (1):  $26.41

10-Day Trailing Average (1):  $25.36

20-Day Trailing Average (1):  $24.72

Proposed Price Paid to Fractional Holders (2): $29.66

(1) Based on trailing average through April 11, 2005 on days on which the stock was traded.

(2) Based on 20-day trailing average price of $25.53 as of April 7, 2005 plus 20% premium.

DRAFT

IV.    Valuation Analyses

DRAFT

A.       Overview of Analyses

DRAFT

Overview of Analyses

Valuation Analyses                                                                                                                                                    Confidential

Based upon a review of the Company’s public filings, historical financial data, and certain other qualitative factors, Caymus
Partners utilized several valuation methods to determine a range of values in order to analyze the value of Interactive.

Caymus Partners did not form a conclusion solely based on any individual analysis to support an opinion as to the fairness, from a financial point of view, of the Transaction.

Caymus Partners did not apply any particular weight on any
individual analysis, but instead formed a conclusion based upon all analyses taken as a whole.  Accordingly, the analyses must be considered as a whole.  By selecting any portion of the
analyses or the factors considered, without considering all
analyses and factors collectively, one could create an incomplete and incorrect view of the process underlying the analyses in connection with the preparation of this Opinion.

DRAFT

Overview of Analyses

Valuation Analyses                                                                                                                                                    Confidential

The financial analyses included in this presentation are included in tabular format.  However, to fully understand Caymus Partners’
financial review and analyses, the tables included must be
considered along with the accompanying text of the presentation.
The tables alone are not a complete description of the financial review and analyses, and considering the tables alone could
create a misleading or incomplete view of Caymus Partners’
financial review and analyses.

The methodologies utilized by Caymus Partners included, but
was not limited to, the following:

A review and comparison of trading multiples for publicly traded companies deemed comparable to the Company;

A review and comparison of multiples in transactions involving targets deemed comparable to the Company;

A review and analysis of the Company’s discounted cash flows

Projected financial statements were provided by the Company
and were used in the analyses herein as it relates to the
Transaction and the Opinion of Caymus Partners.

DRAFT

Discounted Cash Flow
Comparable Company Analysis - Core LEC
Comparable Company Analysis - Small LEC
Comparable Acquisition Analysis
Mean: $29.00
$24.05
$33.96
Mean: $23.17
$19.07
$27.26
Mean: $27.95
$24.53
$31.36
Mean: $25.90
$21.80
$30.00
$15.00
$17.00
$19.00
$21.00
$23.00
$25.00
$27.00
$29.00
$31.00
$33.00
$35.00
04-11-2005 Stock Price ($29.28)
20-Day Trailing Average + 20% Premium ($29.66)

Caymus Partners LLC

Page 24

Illustrative Indicated Share Price Ranges

Valuation Analyses                                                                                                                                                    Confidential

Summary of Analyses

DRAFT

(Dollars in thousands, except per share prices)

Methodology	Company LTM EBITDA	Multiple Range Low	Multiple Range High	Enterprise Value Low	Enterprise Value High	Equity Value Low	Equity Value High	Implied Share Price Range Low	Implied Share Price Range Mean	Implied Share Price Range High
Comparable Company Analysis - Small LEC	$37,601	6.00x	6.50x	$225,606	$244,407	$67,518	$86,319	$24.53	$27.95	$31.36
Comparable Company Analysis - Core LEC	$37,601	5.60x	6.20x	$210,566	$233,126	$52,478	$75,038	$19.07	$23.17	$27.26
Comparable Transaction Analysis	$37,601	5.80x	6.40x	$218,086	$240,646	$59,998	$82,558	$21.80	$25.90	$30.00

	Company Terminal EBITDA	EBITDA Multiple Range Low	EBITDA Multiple Range High	Discount Rate Low	Discount Rate High	Equity Value Low	Equity Value High	Implied Share Price Range Low	Implied Share Price Range Mean	Implied Share Price Range High
Discounted Cash Flow Analysis	$41,951	5.50x	6.00x	11.0%	13.0%	$66,189	$93,454	$24.05	$29.00	$33.96

Page 25

Caymus Partners LLC

Summary of Analyses

Valuation Analyses                                                                                                                                                    Confidential

Tabular Indicated Share Price Ranges

DRAFT

B.       Comparable Public Company Analysis

DRAFT

Comparable Public Company Analysis Methodology

Valuation Analyses                                                                                                                                                    Confidential

The Comparable Public Company approach is based upon the theory that the stock price of publicly-traded companies reflects all readily available information.  In other words, the market continuously evaluates each company and determines a current value as reflected by the bids and offers for the company’s stock.

Using this technique, publicly-traded companies are reviewed in order to identify a peer group similar to the subject company.  Once the peer group is identified, valuation multiples based upon Revenue, EBITDA, etc. are calculated for each of the comparable companies.

The financial statements of the public companies must be adjusted to account for any variations between them and the subject company.
Examples of such adjustments include revenue recognition policy and non-
operating assets.  Once the adjusted multiples are calculated, they are applied to the subject company to determine its value.

When using the Comparable Public Company approach, it is often difficult to find perfectly comparable public companies. However, in most cases it is possible to identify a peer group that is reasonably similar. This technique is dependent upon the degree of comparability between the subject company and the companies on which the analysis is based.  The higher the degree of correlation between the operations of the peer group and the subject company, the more effective the valuation.

DRAFT

Valuation Analyses                                                                                                                                                    Confidential

Caymus Partners identified seven companies it deemed comparable to
Interactive (“Comparable Companies”).

Caymus Partners calculated enterprise values for the Comparable
Companies to obtain multiples of last 12-month (“LTM”) Revenue and
EBITDA.

Enterprise value equals market value of equity plus net debt and minority interest.

Market value of equity equals the stock price times the number of shares of common stock outstanding.

Net debt equals total debt minus cash.

Caymus Partners applied a range of these multiples to the LTM EBITDA of the Company to obtain an enterprise valuation range for the Company.
EBITDA was chosen because it is a more reliable indicator of value than other factors such as revenue.

Caymus Partners then calculated an equity value for the Company by subtracting net debt, minority interest and preferred stock from the enterprise value.

The implied equity value per share for the Company ranged from
$24.53 to $31.36 (mean value of $27.95 per share) using comparable
“Small LECs”

The implied equity value per share for the Company ranged from
$19.07 to $27.26 (mean value of $23.17) using a more defined list of four (4) “Core” LEC companies.

Comparable Public Company Analysis

DRAFT

"Core LEC" Company	Description	Revenues ($000s)	Access Lines (000s)
CT Communications Inc. (Nasdaq:CTCI)	CT Communications provides integrated telecommunications services to residential and business customers located primarily in North and South Carolina. Specific services include local and long distance telephone, Internet and data services, and digital wireless services. CT began operations in 1897 as The Concord Telephone Company and continue to operate as an incumbent local exchange carrier (ILEC) in Cabarrus, Stanly, and Rowan Counties, North Carolina. The Company serves over 120,000 access lines in this territory.	$163,499	113
D&E Communications Inc. (Nasdaq:DECC)	D&E Communications, Inc. provides integrated communications services to residential and business customers in eastern Pennsylvania. The Company operates as an incumbent, rural local exchange carrier (RLEC) in parts of Berks, Lancaster, Union and smaller portions of five other adjacent counties in Pennsylvania, and as a competitive local telephone company (CLEC) in the Lancaster, Harrisburg, Reading, Altoona, Pottstown, State College and Williamsport, Pennsylvania, metropolitan areas. D&E offers its customers local and long-distance telephone services, high-speed data, Internet access and video services.	$176,271	178
Hickory Tech Corp. (Nasdaq:HTCO)	Hickory Tech Corporation is a diversified communications company that operates three business segments: Telecom Sector, Information Solutions Sector and Enterprise Solutions Sector. The Company's core business is its Telecom Sector, which consists of two businesses. One of the businesses is the operation of three incumbent local exchange carriers (ILECs), which consists of connecting customers to the telephone network, providing switched service and private lines that connect customers to long distance service providers, and also provides many other services associated with ILECs. The second business of the Telecom Sector is competitive local exchange carrier (CLEC) services and its associated competitive businesses of long distance service and Internet access.	$90,515	75
North Pittsburgh Systems Inc. (Nasdaq:NPSI)	North Pittsburgh Systems, Inc. provides telecommunication services and equipment to its customers generally located in western Pennsylvania through its subsidiaries, North Pittsburgh Telephone Company (NPTC), Penn Telecom, Inc. (PTI) and Pinnatech, Inc. NPTC is the Company's incumbent local exchange carrier (ILEC). Penn Telecom is certificated as a competitive access provider (CAP), a local exchange carrier (CLEC) and an inter-exchange carrier (IXC).	$108,469	110

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CAYMUS PARTNERS LLC

Descriptions of Comparable Publicly Held Companies –
“Core” LEC Grouping (1)

Valuation Analyses                                                                                                                                                    Confidential

(1)   Caymus Partners evaluated a total of 23 LEC companies, of which 14 were “small” LECs.   Of this Small LEC grouping, four (4) companies
were chosen as the most representative comparable companies to Interactive based on various financial and operating measurements and are herein referred to as the Core LEC grouping.

DRAFT

LIC Daily
4/11/05
NPSI
HTCO
DECC
CTCI
+40%
+30%
+20%
+10%
+0%
-10%
-20%
-30%
-40%
-50%
Volume
©BigCharts.com
30
25
20
15
10
5
0
Thousands
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
05
Feb
Mar
Apr

CAYMUS PARTNERS LLC

Page 30

Recent Trading History of Core LEC Comparable Public
Companies (Last 12 Months)

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

LIC Daily
4/11/05
HPSI
HTCO
DECC
CTCI
+10%
+5%
+0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
Volume
©BigCharts.com
30
25
20
15
10
5
0
Thousands
Feb
Mar
Apr

Page 31

Caymus Partners LLC

Recent Trading History of Core LEC Comparable Public
Companies (Year-to-Date)

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

Company Name	Price at 4/11/06	Percent of 52-Week High	52-Week High	52-Week Low	Equity Value	Enterprise Value	Enterprise Value as a Multiple of LTM Revenue	Enterprise Value as a Multiple of LTM EBITDA	Equity Value as a Multiple of Bk Val.	Price as a Multiple of EPS 2006E	Price as a Multiple of EPS 2008E
Large Wireline											
Alltel Corp. (NYSE:AT)	$56.28	93.8%	$60.62 -	$48.63	$17,208,248	$22,300,748	2.7x	6.2x	2.4x	16.6x	15.4x
BellSouth Corp. (NYSE:BLS)	26.69	92.2%	28.96 -	24.46	48,884,176	68,771,176	3.4x	7.7x	2.1x	16.1x	14.4x
Qwest Communications International Inc. (NYSE:Q)	3.82	78.6%	4.86 -	2.96	6,939,511	22,310,511	1.6x	6.0x	NM	NM	NM
SBC Communications Inc. (NYSE:SBC)	23.83	87.3%	27.29 -	22.98	78,705,986	104,461,986	2.6x	7.2x	1.9x	17.0x	15.4x
Verizon Communications Inc. (NYSE:VZ)	34.90	82.6%	42.27 -	34.13	97,720,000	132,440,000	1.9x	4.2x	2.6x	13.7x	13.1x
Mid sized LEC											
Centurytel Inc. (NYSE:CTL)	$32.96	92.7%	$35.54 -	$26.22	$4,371,979	$7,223,908	3.0x	5.2x	1.3x	14.4x	14.0x
Cincinnati Bell Inc. (NYSE:CBB)	4.20	86.1%	4.88 -	3.14	1,035,460	3,190,960	2.6x	6.1x	NM	22.8x	17.4x
Citizens Communications Co. (NYSE:CZN)	12.70	85.8%	14.80 -	12.04	4,320,387	8,426,305	3.8x	7.3x	3.2x	26.7x	26.5x
Telephone & Data Systems Inc. (AMEX:TDS)	80.04	90.5%	88.44 -	64.90	4,600,689	5,974,800	1.6x	6.0x	1.4x	30.9x	24.8x
Small LEC											
Alaska Comm. Systems Group Inc. (Nasdaq:ALSK)	9.83	94.5%	10.40 -	5.05	399,098	839,127	2.8x	9.2x	NM	NM	NM
Commonwealth Telephone Enterprises Inc. (Nasdaq:CTCO)	47.07	91.9%	51.24 -	41.11	996,211	1,020,033	3.0x	5.8x	3.7x	19.2x	19.1x
CT Communications Inc. (Nasdaq:CTCI)	10.68	70.8%	15.09 -	9.90	201,628	246,886	1.5x	4.6x	1.1x	14.5x	14.4x
D&E Communications Inc. (Nasdaq:DECC)	7.86	53.7%	14.65 -	8.03	112,186	332,169	1.5x	5.5x	0.6x	NA	NA
Fairpoint Communications Inc. (NYSE:FRP)	15.01	80.9%	18.56 -	14.00	142,051	949,270	3.8x	7.6x	0.8x	11.7x	10.6x
Hector Communications Corp. (AMEX:HCT)	21.20	95.3%	22.25 -	18.25	79,224	119,680	3.2x	8.0x	1.5x	NA	NA
Iowa Telecommunications Services Inc. (NYSE:IWA)	19.45	88.8%	21.90 -	19.10	600,305	1,116,716	4.9x	8.3x	11.1x	13.0x	12.3x
Hickory Tech Corp. (Nasdaq:HTCO)	10.25	76.8%	13.36 -	9.44	133,906	238,313	2.6x	6.5x	4.2x	NA	NA
North Pittsburgh Systems Inc. (Nasdaq:NPSI)	19.66	74.9%	26.24 -	17.56	294,998	282,725	2.6x	6.1x	3.4x	14.6x	NA
Otelco, Inc. (AMEX:OTT)	15.45	96.1%	16.08 -	22.50	157,921	319,594	8.6x	15.4x	1.4x	NA	NA
Shenandoah Telecommunications Co. (Nasdaq:SHEN)	29.54	85.2%	34.69 -	22.50	225,745	263,264	2.2x	6.8x	2.0x	NA	NA
SureWest Communications (Nasdaq:SURW)	22.56	67.8%	33.25 -	21.96	329,027	414,042	2.0x	8.3x	1.4x	NM	NM
Valor Communications Group Inc. (NYSE:VCG)	14.50	89.7%	16.17 -	14.15	1,027,079	2,612,916	5.2x	9.5x	4.3x	13.5x	12.6x
Warwick Valley Telephone Co. (Nasdaq:WWVY)	21.71	82.1%	26.45 -	18.72	117,273	115,680	4.1x	NM	2.9x	NA	NA

	Revenue	EBITDA	Bk Val.	2006E	2008E
CORE LEC (CTCI, DECC, HTCO, NPSI)					
Mean	2.2x	6.3x	2.3x	14.8x	14.4x
Median	2.2x	6.3x	2.2x	14.8x	14.4x
SMALL LEC					
Mean	3.6x	7.8x	2.8x	14.6x	13.3x
Median	2.8x	7.8x	2.0x	14.0x	12.8x
ALL COMPANIES					
Mean	3.1x	7.3x	2.7x	17.6x	16.2x
Median	2.7x	6.8x	2.1x	16.6x	14.4x

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CAYMUS PARTNERS LLC

Comparable Public Company Valuation Analysis

Valuation Analyses                                                                                                                                                    Confidential

Sources: CapitalIQ

(Dollars in thousands, except per share prices)

DRAFT

Company Name	LTM Revenue	LTM EBITDA	LTM EBITDA Margin	Book Value	Multiple of Debt to LTM EBITDA	Access Lines Number (000's)	Access Lines Annual Change
Large Wireline							
Alltel Corp. (NYSE:AT)	$8,246,100	$3,272,200	39.7%	$7,128,700	1.7x	3,009	-3.0%
BellSouth Corp. (NYSE:BLS)	20,300,000	8,964,000	44.2%	23,096,000	2.3x	21,396	-4.1%
Qwest Communications International Inc. (NYSE:Q)	13,809,000	3,696,000	26.8%	(2,612,000)	4.7x	15,522	-4.2%
SBC Communications Inc. (NYSE:SBC)	40,787,000	13,465,000	33.0%	40,504,000	2.0x	52,396	-4.3%
Verizon Communications Inc. (NYSE:VZ)	71,283,000	31,634,000	44.4%	37,560,000	1.2x	52,979	-4.6%
Midsized LEC							
CenturyTel Inc. (NYSE:CTL)	2,407,372	1,254,257	52.1%	3,409,765	2.4x	2,314	-2.6%
Cincinnati Bell Inc. (NYSE:CBB)	1,207,100	526,100	43.6%	(624,500)	4.1x	970	-1.6%
Citizens Communications Co. (NYSE:CZN)	2,192,980	1,147,628	52.3%	1,362,240	3.7x	2,533	1.0%
Telephone & Data Systems Inc. (AMEX:TDS)	3,720,389	995,251	26.8%	3,190,748	2.1x	1,157	6.5%
Small LEC							
Alaska Comm. Systems Group Inc. (Nasdaq:ALSK)	302,707	91,399	30.2%	(33,442)	5.8x	295	-5.1%
Commonwealth Telephone Enterprises Inc. (Nasdaq:CTCO)	335,811	176,622	52.6%	295,930	1.9x	472	-1.1%
CT Communications Inc. (Nasdaq:CTCI)	163,499	53,657	32.8%	188,228	1.3x	113	-2.3%
D&E Communications Inc. (Nasdaq:DECC)	176,271	60,096	34.1%	176,119	3.8x	178	0.2%
Fairpoint Communications Inc. (NYSE:FRP)	252,645	124,590	49.3%	172,812	6.5x	239	-2.9%
Hector Communications Corp. (AMEX:HCT)	31,570	14,990	47.5%	54,213	4.0x	30	-1.0%
Iowa Telecommunications Services Inc. (NYSE:IWA)	228,119	134,935	59.2%	275,962	3.8x	267	0.4%
Hickory Tech Corp. (Nasdaq:HTCO)	90,515	34,696	38.3%	31,545	3.0x	75	-3.5%
North Pittsburgh Systems Inc. (Nasdaq:NPSI)	108,469	46,043	42.4%	86,861	0.7x	110	7.2%
Otelco, Inc. (AMEX:OTT)	37,266	20,758	55.7%	9,586	7.9x	37	17.4%
Shenandoah Telecommunications Co. (Nasdaq:SHEN)	120,974	38,645	31.9%	113,797	1.4x	25	-0.7%
SureWest Communications (Nasdaq:SURW)	211,763	49,915	23.6%	241,337	2.1x	132	-3.3%
Valor Communications Group Inc. (NYSE:VCG)	507,310	263,577	52.0%	159,335	6.1x	540	-3.0%
Warwick Valley Telephone Co. (Nasdaq:WWVY)	27,987	6,919	24.7%	40,766	1.8x	NA	NA
CORE LEC (CTCI, DECC, HTCO, NPSI)							
Mean			36.9%		2.2x		0.4%
Median			36.2%		2.2x		-1.1%
SMALL LEC							
Mean			41.0%		3.8x		0.2%
Median			40.4%		3.4x		-1.1%
ALL COMPANIES							
Mean			40.7%		3.2x		-0.7%
Median			42.4%		2.4x		-2.6%

Page 33

CAYMUS PARTNERS LLC

Comparable Public Company Operating Statistics

Valuation Analyses                                                                                                                                                    Confidential

Sources: CapitalIQ

(Dollars in thousands)

DRAFT

C.      Comparable Transactions Analysis

DRAFT

Valuation Analyses                                                                                                                                                    Confidential

Comparable transaction multiples may also be used to determine the value of a company.  In this approach, merger, acquisition and asset purchase transactions involving similar companies are identified and their purchase price multiples are used to assess the subject company’s value.  The terms of comparable transactions must often be adjusted in much the same manner as in the public comparables approach to accurately reflect the operations of the subject company.

In the transaction multiples approach, the valuation multiples are based upon similar, completed transactions.  Thus, a premium over market value is already included in the purchase price.

In our analysis herein, we reviewed transactions (acquisitions) of companies involving 100% control.  Transactions involving partial control, including minority control positions, buybacks of stock, etc., were not reviewed due to the inability to gather such appropriate data.

The greatest impediment to finding comparable transactions is the absence of available information on comparable sales.  In addition to the lack of information on comparable sales, available information on public companies may be outdated or incomplete.  The more recent the transaction and the more complete the data, the more effective is this technique.

Comparable Transactions Analysis Methodology

DRAFT

Valuation Analyses                                                                                                                                                    Confidential

Comparable Transactions Analysis generally provides a wide range of values due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquirer.  As a result, the selected
Comparable Transactions Analysis is typically limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by the public company.

Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable transactions.

Comparable Transactions Analysis Methodology (cont.)

DRAFT

Valuation Analyses                                                                                                                                                    Confidential

Caymus Partners identified six (6) transactions announced and closed in the last 3.5 years involving target companies in the local exchange carrier industries (the “Comparable Transactions”).

Based on the information disclosed with respect to the target in each of the
Comparable Transactions, Caymus Partners calculated and compared total purchase price as a multiple of LTM EBITDA. EBITDA was chosen because it is a more reliable indicator of value than other factors such as revenue.

Caymus Partners adjusted the mean and median EBITDA multiples of comparable transactions to account for an already implied control premium of 20% since the acquisitions were for 100% control.  After discounting the
EBITDA multiples, Caymus Partners applied a range of these multiples to the LTM EBITDA of the Company to obtain an enterprise value for the
Company, assuming less than 100% control.

Caymus Partners then calculated an equity value for the Company by subtracting net debt, minority interest and preferred stock from the enterprise value.

The implied equity per share value for the Company ranged from
$21.80 to $30.00 (mean value of $25.90 per share).

Comparable Transactions Analysis Methodology (cont.)

DRAFT

Announce Date	Target	Acquirer	Consideration	Status	Enterprise Value	Equity Value	Multiple of Enterprise Value to Revenue	Multiple of Enterprise Value to EBITDA	Target Revenues	Target EBITDA	Target Business Description
5/21/04	Verizon Communications	The Carlyle Group	Cash	Closed	$1,650		2.7x	8.2x	$611		Operator of 707,000 switched wireline access lines. Acquisition
4/20/04	Get-A-Phone Inc.	USURF America Inc. (OTCBB:USUR)	Cash, Stock	Closed	3	$3	0.5x	N/A	$6		Get-A-Phone Inc. (GAP) is a competitive local exchange carrier (CLEC) that provides telecommunications services in Texas.
2/19/04	Allegiance Telecom, Inc.	XO Communications Inc. (OTCBB:XOCM)	Cash, Stock	Closed	1,428	510	1.8x	N/A	794		Allegiance Telecom, Inc. operates as a local exchange carrier providing integrated telecommunications services (local, long distance, broadband Internet access, and Internet-related services, bundled and carrier-oriented network provider services), as well as end-user equipment sales and maintenance services.
8/20/03	Mid-Missouri Holdings Corp.	Otelco, Inc. (AMEX:OTT)	Cash	Closed	31	14	2.8x	5.2x	11	5	The Company's principal line of business is providing local telephone service, long-distance telephone service, cable television service and high-speed and dial-up Internet access. The principal markets for these services are local residential and business customers residing in the exchanges the Company serves in rural central Missouri.
3/19/02	Verizon - Alabama and Missouri Operations	CenturyTel Inc. (NYSE: CTL)	Cash	Closed	2,197	2,197	4.0x	8.2x	552	219	The acquisition included all telephone assets (property and equipment) and access lines for Verizon's Alabama and Missouri operations. CenturyTel also acquired Verizon's high-speed access services.
11/21/01	Conestoga Enterprises, Inc.	D&E Communications Inc. (NasdaqNM:DECC)	Cash, Stock	Closed	344	279	3.8x	12.0x	92	29	Conestoga Enterprises, Inc. operates as the holding company of Conestoga Telephone and Telegraph Company (CTT), Buffalo Valley Telephone Company (BVT), Conestoga Communications, Inc., Conestoga Mobile Systems, Inc. (CMS), Conestoga Wireless Company, Infocore Inc., and TeleBeam, Inc. CTT and BVT are independent local exchange carriers that provide local and toll telephone service.
					Mean (1)		2.2x	6.6x			
					Median (1)		2.3x	6.7x			

(1) Includes 20% discount due to implied control premia inherent in revenue and EBITDA multiples.

Page 38

Caymus Partners LLC

Comparable Transactions Analysis

Valuation Analyses                                                                                                                                                    Confidential

Source: CapitalIQ

(Dollars in millions)

DRAFT

D.      Discounted Cash Flow Analysis

DRAFT

The discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure.  Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

While the discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

Caymus Partners utilized forecasts provided by Interactive and its subsidiaries’ management to show an increase in Operating Income from approximately $20.5 million in 2005 to $20.9 million in 2009 (the terminal year).

Discounted Cash Flow Analysis Methodology

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

The discounted cash flow analysis presented herein incorporates estimates provided by the Company’s management of cash flows during 2005 and for the next four succeeding years. These estimates, in turn, are based on assumptions, projections and forecasts, including without limitation business conditions, financial markets and regulatory actions and initiatives. As a result, there is no assurance that any such estimates will be met and such estimates are subject to uncertainties, risks and inaccuracies, any or all of which could be substantial.  Caymus Partners performed the discounted cash flow analysis on the preliminary cash flow of the Company.

To arrive at a present value of the free cash flow, Caymus Partners utilized discount rates ranging from 11.0% to 13.0%.

EBITDA Terminal Multiple:  A range of terminal multiples between and including  5.50x and 6.00x were utilized in this analysis. This range is in line with EBITDA multiples for Interactive’s comparable companies.

A range of enterprise values was derived.  The enterprise values were reduced by net debt to arrive at an equity value.  The Company’s net debt is estimated to be approximately $147 million (as of December 31, 2004).

The implied equity per share value for the Company ranged from
$24.05 to $33.96 (mean value of $29.00).

Discounted Cash Flow Analysis Methodology (cont.)

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

Key Assumptions	
Estimated Tax Rate	38.0%
Discount Rate	12.0%
Discounted Cash Flow as of:	4/11/2005
Terminal EBITDA Exit Multiple	5.75x
Shares Outstanding (3/25/2005)	2,752

	Projected				
	2005	2006	2007	2008	2009
Operating Income (EBIT)	$20,496	$20,444	$20,853	$21,007	$20,895
Less: Estimated Taxes	(7,788)	(7,769)	(7,924)	(7,983)	(7,940)
Add Back: D&A	21,336	21,479	21,494	21,252	21,056
Working Capital Adjustments	0	0	0	0	0
Capital Expenditures	(9,990)	(16,713)	(15,164)	(11,673)	(11,644)
Free Cash Flow	$24,054	$17,441	$19,259	$22,603	$22,367
Terminal Value					$241,218
Discounting Period (Years) (1)(2)	0.362	1.219	2.219	3.219	4.219
Discount Factor	0.960	0.871	0.778	0.694	0.620
Present Value of Free Cash Flows (3)	$16,699	$15,191	$14,976	$15,694	$13,866
Present Value of Terminal Value					149,538
Net Present Enterprise Value (4)	$225,963				
Less: Debt (12/31/2004)	(173,759)				
Add: Cash (12/31/2004)	27,214				
Equity Value	$79,418				
Per Share	$28.86				

(1) Assumes cash flow occurs in middle of period.

(2) Assumes that, for 2005, cash flows begin on 04/11/05.

(3) For 2005, assumes pro rata cash flow from 04/11/05 through 12/31/2005.

(4) Equal to the sum of present value of free cash flows and present value of terminal value.

Caymus Partners LLC

Page 42

Discounted Cash Flow Analysis

Valuation Analyses                                                                                                                                                    Confidential

Source: Company estimates

(Dollars in thousands, except per share prices)

DRAFT

EQUITY VALUE SENSITIVITY

EBITDA Exit Multiple	Discount Rate 10.0%	11.0%	12.0%	13.0%	14.0%	15.0%
5.00x	$73,274	$66,445	$59,913	$53,664	$47,682	$41,953
5.25x	$80,290	$73,197	$66,415	$59,926	$53,716	$47,769
5.50x	$87,305	$79,950	$72,917	$66,189	$59,750	$53,584
5.75x	$94,320	$86,702	$79,418	$72,451	$65,783	$59,400
6.00x	$101,335	$93,454	$85,920	$78,713	$71,817	$65,215
6.25x	$108,350	$100,207	$92,422	$84,976	$77,851	$71,031
6.50x	$115,366	$106,959	$98,923	$91,238	$83,885	$76,846

SHARE PRICE SENSITIVITY

EBITDA Exit Multiple	Discount Rate 10.0%	11.0%	12.0%	13.0%	14.0%	15.0%
5.00x	$26.62	$24.14	$21.77	$19.50	$17.32	$15.24
5.25x	$29.17	$26.60	$24.13	$21.77	$19.52	$17.36
5.50x	$31.72	$29.05	$26.49	$24.05	$21.71	$19.47
5.75x	$34.27	$31.50	$28.86	$26.32	$23.90	$21.58
6.00x	$36.82	$33.96	$31.22	$28.60	$26.09	$23.70
6.25x	$39.37	$36.41	$33.58	$30.87	$28.29	$25.81
6.50x	$41.92	$38.86	$35.94	$33.15	$30.48	$27.92

Page 43

CAYMUS PARTNERS LLC

Discounted Cash Flow Analysis (cont.)

Valuation Analyses                                                                                                                                                    Confidential

Source: Company estimates

(Dollars in thousands, except per share prices)

DRAFT

E.        Fractional Share Cash-Out Values of Select
Reverse Stock Splits

DRAFT

Fractional Share Cash-Out Values of Selected Reverse
Stock Splits

Valuation Analyses                                                                                                                                                    Confidential

An analysis of other “going dark” transactions associated with reverse stock splits provides information related to how other companies have paid for fractional shares.

This analysis is heavily dependent on a small number of companies that may or may not be related to Interactive and that have varying transactional circumstances, market capitalizations, profitability and future growth opportunities.

Caymus Partners aggregated selected reverse stock split transactions in conjunction with pending “going dark” transactions to determine the cash premiums paid, if any, of fractional shares

Caymus Partners concluded that, based on the difficulty in obtaining “going dark” transactions, the lack of data provided for those transactions and the lack of data related to companies paying fractional share premiums, an analysis of reverse stock split data is not useful for purposes of opining on the value to be paid by Interactive in this Transaction.

DRAFT

Announc. Date (1)	Effective Date	Company	Reverse Split	Fractional Share Value (1) Description	Paid in Cash?	Premium	Announc. Premium (2)
05/13/04	09/07/04	Safetek International Inc.	1 : 500	Rounded up to next whole share	N/A	N/A	N/A
01/19/05	Withdrawn	Max & Erma's Restaurants	1 : 200	Fixed cash price of $16.00	Yes	N/A	20.8%
11/04/04	01/06/05	Webco Industries, Inc.	1 : 200	Fixed cash price of $6.50	Yes	N/A	-2.3%
01/10/05	Pending	Trek Resources Inc.	1 : 100	Fixed cash price of $2.50	Yes	N/A	13.6%
11/24/03	06/30/04	SafeGuard Health Enterprises Inc.	1 : 1,500	Fixed cash price of $2.25	Yes	15.4%	N/A
03/08/05	Pending	MercuryAir Group Inc.	1 : 501	Fixed cash price of $4.00	Yes	N/A	N/M
09/12/03	11/28/03	Arlington Hospitality, Inc.	1 : 100	30-day trailing average prior to eff. date	Yes	N/A	N/A

Mean	15.4%	10.7%
Median	15.4%	13.6%

(1) Figures are based on most reliable information available.

(2) Based on implied premium over stock price immediately prior to announcement.

Page 46

CAYMUS PARTNERS LLC

Analysis of Fractional Share Cash-Out Values of Selected
Reverse Stock Splits

Valuation Analyses                                                                                                                                                    Confidential

Source: Company estimates

DRAFT

F.         Non-Cash Generating Assets

DRAFT

Non-Cash Generating Assets

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

Caymus Partners reviewed the Company’s non-cash generating assets in its determination of value.  The Company’s non-cash generating assets consist of equity investments, spectrum licenses and various marketable securities, totaling approximately $20.1 million based on a private market valuation performed by Company management.

Caymus Partners also reviewed the non-cash assets of comparable publicly traded companies in the Core LEC grouping, including CT Communications,
D&E Communications, Hickory Tech. Corp, and North Pittsburgh Systems.
Non-cash assets for these companies ranged from $4.8 million to $167 million with a mean of $61 million and median of $36 million.

Caymus Partners has concluded that the value of non-cash assets for
Interactive, as well as for other comparable companies, has been reflected in the respective market capitalizations and implied comparable EBITDA multiples.

(Dollars in thousands, except per share figures)

Lynch Interactive Corp. (1)(2)

Equity Investments	
INS Preferred Stock	$400
Paging Licenses	39
39 GHZ Licenses	1,461
700 MHz Guard Band	655
	2,555
Spectrum Licenses	
Las Cruses License	8,385
Logan License	3,315
700 MHz Band	1,720
24 GHz Auction	49
Auction 58 Deposit	350
	13,819
Marketable Securities	
Hector Communications	3,487
Sunshine PCS Corp.	50
Lynch Corp.	236
	3,773
Total Value of Non-Cash Generating Assets	**$20,147**

(1) Source: Company management.

(2) Listing of assets that do not produce EBITDA cashflows.

Page 49

CAYMUS PARTNERS LLC

Non-Cash Generating Assets—Lynch Interactive

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

(Dollars in thousands, except per share figures)

	Comparable Core LEC Companies			
	CT Comm.	D&E Comm.	Hickory Tech	North Pittsburgh Systems
Investments	$6,690		$4,371	$13,902
Investments in Companies	16,002	$52		
Other Intangibles	35,401	167,396	387	
Marketable Securities				
	$58,093	$167,448	$4,758	$13,902

Mean	**$61,050**
Median	**$35,998**

Page 50

CAYMUS PARTNERS LLC

Non-Cash Generating Assets—Comparable Core LEC
Companies

Valuation Analyses                                                                                                                                                    Confidential

DRAFT

Geoffrey L. Faux

Managing Partner

Direct (404) 995-8302

gfaux@caymuspartners.com

J. Oliver Maggard

Managing Partner

Direct (212) 755-3600

omaggard@caymuspartners.com

One Live Oak Center  3475 Lenox Road, Suite 650   Atlanta, GA 30326

(404) 995-8300   fax (404) 995-8340

14 East 60th Street   10th Floor   New York, NY  10022

(212) 755-3600   fax (212) 735-9908

www.caymuspartners.com

Leland W. Miklovic

Vice President

Direct (404) 995-8312

lmiklovic@caymuspartners.com

DRAFT

April 20, 2005

Presentation to the Board of Directors

C O N F I D E N T I A L

                    Confidential

The following presentation and its analyses are solely for the use of the Board of
Directors of Lynch Interactive Corporation and are not intended to, nor should they be, relied upon by any other party, including the shareholders of Lynch Interactive
Corporation.  The consent of Caymus Partners LLC is required prior to the disclosure of this presentation, its analyses, the assessment made by Caymus Partners LLC or any other documentation provided by Caymus Partners LLC to any third party.

These materials are based only on information contained in publicly available documents and certain other information provided to Caymus Partners LLC by Lynch
Interactive Corporation. Caymus Partners LLC relied upon the accuracy and completeness of the information from these public documents and other information supplied by Lynch Interactive Corporation; Caymus Partners LLC has not attempted to investigate or verify the accuracy or completeness of such publicly available information or other information provide to Caymus Partners LLC.

These materials should be considered only in connection with the presentation being provided by Caymus Partners LLC in connection herewith.  The preparation of these materials was completed on April 20, 2005 and based on information publicly available or provided to Caymus Partners LLC through April 19, 2005.  Caymus Partners LLC is not obligated to update this presentation or its analyses except as outlined in the engagement letter dated March 21, 2005 to reflect any information that becomes publicly available or that is provided to Caymus Partners LLC after such date.

Disclosure

                    Confidential

In April 2003, an entity controlled by the Chairman and CEO, Mario J. Gabelli, of Lynch Interactive Corporation, made a $100,000 investment in five-year callable preferred return securities issued by Caymus Partners LLC.  The investment constituted approximately 25% of the outside (non-member)
capital raised by Caymus Partners and is intended to yield 10% per annum
(plus a 5% profit interest under certain circumstances).  Mr. Gabelli also serves on Caymus Partners’ Board of Advisors, which is an advisory body without management or control functions.  In addition, Lynch Interactive
Corporation retained Caymus Securities LLC, an affiliate of Caymus
Partners, in March 2005 to assist in locating and negotiating a new line of credit to replace an existing line of credit with First National Bank of Omaha.
If successful, Caymus Securities may receive up to a maximum fee of approximately $100,000 in connection with the engagement.  Caymus
Partners LLC does not believe that any of these relationships is material or compromises the independence of Caymus Partners with respect to the fairness opinion of the proposed transaction (as described in more detail herein).

Disclosure (cont.)

Table of Contents

I.

Transaction Overview

II.

Industry Overview

III.

Lynch Interactive Corporation

IV.

Valuation Analyses

A.   Overview of Analyses

B.   Comparable Public Company Analysis

C.  Comparable Transactions Analysis

D.  Discounted Cash Flow Analysis

E.  Fractional Share Cash-Out Values of Select Reverse
Stock Splits

F.  Non-Cash Generating Assets

                    Confidential

I.          Transaction Overview

Introduction

Transaction Overview                                                                                                                                             Confidential

The Board of Directors of Lynch Interactive Corporation (“Interactive” or
“the Company” ) has retained Caymus Partners LLC (“Caymus Partners”)
as its financial advisor to render an opinion as to the fairness (the
“Opinion”), from a financial point of view, to the public stockholders of
Interactive of the proposed cash consideration paid to holders of less than one whole share following the Company’s reverse stock split (the
“Transaction”).

Holders of less than 100 shares prior to the Company’s proposed 1-for-100 reverse stock split would be entitled to a cash payment per share equal to the greater of a) $29.00 or b) 120% of the average of the closing prices for the 20 trading days on which the stock traded immediately preceding the effective date of the Transaction.

The Company’s common stock is publicly traded on the AMEX market under the symbol “LIC.”  Interactive has approximately 2.75 million shares of Common Stock outstanding as of their most recent 10-K (dated April 1,
2005).

Summary of Proposed Transaction Terms

Transaction Overview                                                                                                                                             Confidential

Transaction:

1

-

for

-

100 reverse stock split, wherein

holders of record owning less than 100

shares will receive cash.

Purpose:

Reduce number of shareholders of

record to less than 300.

Purchaser:

Lynch Interactive Corporation

Securities:

Shares

of Common Stock, $

0

.0

00

1 par

value.

Purchase Price Per Share

(Less

Than 100 Shares)

:

T

he g

reater

of

a) $29.00 or b)

120% of

the a

verage of the closing prices of the

Co

mmon Stock during the

2

0

trading

day

s

i

n which the stock traded

immediately

preceding the effective

date

.

Total

Approximate

Purchase

of

Fractional Shares:

$3

49

,000

Assumed

Effective

Date

(1)

:

April 1

9

, 2005

Investment Banking Fee:

None

(1) For purposes of the analyses herein, as if Transaction occurred on April 1

9

, 2005.

Assumptions

Number of Shares to be Purchased (1)	11,000
Estimated Total Cost of Purchasing Fractional Shares	$349
20-Day Average Closing Share Price (2)	$26.47
Premium (3)	20%

TOTAL COST OF PURCHASE - SENSITIVITY

	20-Day Average Closing Share Price					
Percent Premium	$25.00	$26.00	$26.47	$27.00	$28.00	$29.00
5%	$289	$300	$306	$312	$323	$335
10%	$303	$315	$320	$327	$339	$351
15%	$316	$329	$335	$342	$354	$367
20%	$330	$343	$349	$356	$370	$383
25%	$344	$358	$364	$371	$385	$399
30%	$358	$372	$379	$386	$400	$415
35%	$371	$386	$393	$401	$416	$431

Note: Analysis based on Caymus Partners estimates.

(1) Estimated; shares purchased from holders of less than 100 shares.

(2) For the 20 days in which the stock was traded through April 19, 2005.

(3) Premium paid to 20-day average closing share price to purchase shares from holders of less than 100 shares.

Page 8

CAYMUS PARTNERS LLC

Sensitivity of Total Company Cost of Purchasing Shares

Transaction Overview                                                                                                                                             Confidential

Background and Events Leading to Proposed Transaction

Transaction Overview                                                                                                                                             Confidential

The Company was incorporated in 1996 under the laws of the
State of Delaware and has principal executive offices in Rye,
New York.

Interactive was spun off by Lynch Corporation on September 1,
1999 to its shareholders as a diversified holding company with multimedia and transportation subsidiaries.

Through numerous subsidiary companies, Interactive provides
local exchange carrier telephone services focused on rural areas of the United States.  As of December 31, 2004, the Company
had 54,901 total lines.

The Company is considering a 1-for-100 reverse stock split of its common stock in order to reduce the number of shareholders of record to under 300.

The Management of Interactive believes that this transaction will allow the Company to deregister its shares, thereby reducing the administrative burden and associated expense of filing periodic reports and complying with various requirements, such as those required under the Sarbanes-Oxley Act.  Management estimates that the cost savings will approximate $1.7 million per year.

Scope of Engagement

Transaction Overview                                                                                                                                             Confidential

In arriving at its Opinion, Caymus Partners took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and among other things:

Reviewed and analyzed transaction documents provided by the Company;

Reviewed publicly available financial information and other data including the
Company’s most recent audited financial statements (Form 10-K);

Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to the Company;

Reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to the Company;

Reviewed and discussed with representatives or management of the
Company certain financial and operating information furnished by them, including assumptions with respect to the business, operations and prospects of the Company;

Considered the historical financial results and present financial condition of
Interactive; and

Performed such other analyses and examinations as we have deemed appropriate.

Scope of Engagement (cont.)

Transaction Overview                                                                                                                                             Confidential

The Opinion of Caymus Partners is necessarily based upon market, economic and other conditions, as they exist, and could be evaluated, on
April 19, 2005.  Accordingly, although subsequent developments may affect its opinion, Caymus Partners does not assume any obligation to update, review or reaffirm its Opinion.

Caymus Partners assumes, with the consent of the Company, that the
Transaction will be consummated in accordance with the terms described to Caymus Partners and as generally set forth in the proposed proxy statement (Schedule 14A), without any further amendments thereto, and without material changes to any of the conditions to any obligations or, in the alternative, that any such amendments, revisions or changes thereto will not be detrimental to Interactive.

Caymus Partners has not made a physical inspection of the properties and facilities of the Company and has not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the
Company.  Further, Caymus Partners’ analyses does not address the liquidation value of the Company, since the Company is a going concern and is not being liquidated.

Scope of Engagement (cont.)

Transaction Overview                                                                                                                                             Confidential

Caymus Partners has relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it by the Company without assuming any responsibility for an independent verification of any such information and has further relied upon the assurance of the Company’s management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading.

To the extent applicable for a transaction of this kind, Caymus Partners assumes that the Transaction will be consummated in a manner that complies in all material respects with the applicable provisions of the
Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations.

Caymus Partners has not been requested to opine as to, and the opinion does not in any manner address, the underlying business decision of the
Company to proceed with or effect the Transaction.

Scope of Engagement (cont.)

Transaction Overview                                                                                                                                             Confidential

Caymus Partners was not asked to consider, and its Opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company.  Caymus
Partners was not engaged to seek alternatives to the Transaction that might exist for Interactive.

This Opinion is for the use and benefit of the Board of Directors of the
Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder of the Company.  The foregoing in this presentation is not meant to and does not express any opinion as to the value of Interactive for other purposes, such as a sale, merger or liquidation of the Company.

II.        Industry Overview

Telecommunications Local Exchange Carrier Market

Industry Overview                                                                                                                                                      Confidential

The Telecommunications industry is one of the largest segments of the United States economy and generates approximately $300 billion in revenues.  Of this amount, approximately $127 billion is derived from local exchange carrier (telephone) service.

The local exchange carrier market is comprised of the four regional
Bell operating companies, several mid-sized companies and a large number of smaller, independent competitors.

A majority of the small local exchange carriers operate in rural areas and generally experience stable revenues and predictable cash flows due to their strong customer bases and limited wireline competition.
Compared to urban operators, rural local exchange carriers generally have limited wireline competition because of the lower customer density in their service areas and the high residential percentage of their subscriber base.

Many of the Company’s competitors and potential competitors have substantially greater financial, technological and marketing resources than Interactive does. However, the Company seeks to focus on rural areas that are not densely populated and thus not susceptible to competitive forces inherent in more densely populated areas.

III.      Lynch Interactive Corporation

Business Overview

Lynch Interactive Corporation                                                                                                                           Confidential

Lynch Interactive Corporation (AMEX: LIC) is a publicly traded company that provides local exchange and related wireline telecommunications services in rural residential markets.  The Company also provides wireless and other multimedia services, such as Internet service, alarm services, long distance service and competitive local exchange carrier service.

The Company operates through a number of regional subsidiary companies, many of which are defined as rural local exchange carriers
(“RLECs”).  The Company’s telephone operations are located in Iowa,
Kansas, Michigan, New Hampshire, New Mexico, New York, North Dakota,
Utah and Wisconsin.

Interactive has historically grown through acquisitions of selected RLECs.
Since 1989, the Company has acquired 14 telephone companies with aggregate consideration of $154 million.  The Company’s business development strategy is to expand its existing operations through internal growth as well as selective acquisitions of rural carriers providing similar services.

In March 2004, the Company signed an agreement to acquire California-
Oregon Telecommunications Company (“Cal-Ore”), which is the incumbent service provider for a rural area along the Northern California border with
Oregon with approximately 2,500 access lines. This transaction is subject to California and other regulatory approvals and is currently scheduled to close in or about June 2005.

Pending Litigation

Lynch Interactive Corporation                                                                                                                           Confidential

Interactive and several other parties, including Interactive’s CEO, have been named as defendants in a lawsuit brought under the so-called “qui tam”
provisions of the federal False Claims Act in the United States District Court for
the Southern District of New York.

The main allegation in the case is that the defendants participated in the creation of “sham” bidding entities that allegedly defrauded the federal Treasury by enabling Interactive to improperly participate in certain FCC spectrum auctions restricted to small businesses, as well as obtaining bidding credits in other spectrum auctions allocated to “small” and “very small” businesses. While the complaint seeks to recover an unspecified amount of damages, which would be subject to mandatory trebling under the statute, a document filed by the relator (i.e., the plaintiff) with the Court discloses an initial computation of damages of not less than $88 million resulting from bidding credits awarded to the defendants in FCC auctions and $120 million of unjust enrichment through the sale or assignment of licenses obtained by the defendants in FCC auctions, in each case prior to trebling. Later computations have increased this amount.
Interactive strongly believes that this lawsuit is completely without merit and that relator’s damage computations are without basis, and intends to defend the suit vigorously.

Pending Litigation (cont.)

Lynch Interactive Corporation                                                                                                                           Confidential

Because of the state of uncertainty concerning the outcome of this litigation and the extensive disclosure already made about it by Interactive, we believe the markets have already factored this case into their valuation of the Company’s stock to the extent it is possible to do so.

Private Market valuations do not include the effects of this case on Company stock values.

Ownership, Management and Employees

Significant

Ownership

Executive
Management

Employees

Lynch Interactive Corporation                                                                                                                           Confidential

MJG-IV Limited Partnership

22.50%

Kinetic Asset Management

7.60%

All Directors and Officers

26.10%

All Others

73.90%

Executive Officers and Directors

Mario J. Gabelli

Morris Berkowitz

Chairman & Chief Executive Officer

Director

Robert E. Dolan

Paul J. Evanson

Chief Financial Officer

Director

Evelyn C. Jerden

John C. Ferrara

Senior Vice President - Operations

Director

John A. Cole

Daniel R. Lee

Vice President, Corporate Development,

Director

General Counsel, and Secretary

Lawrence R. Moats

Director

Salvatore Muoio

Director

The Company and its subsidiaries had 356 employees as of December 31, 2004

LIC Daily
4/19/05
38
36
34
32
30
28
26
24
22
20
18
Volume
©BigCharts.com
30
20
10
0
Thousands
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
05
Feb
Mar
Apr

LIC Daily
4/19/05
32
30
28
26
24
22
20
18
Volume
©BigCharts.com
30
20
10
0
Thousands
Feb
Mar
Apr

Page 21

CAYMUS PARTNERS LLC

Historical Stock Price Performance (12 mo. and YTD)

Lynch Interactive Corporation                                                                                                                           Confidential

12-Month Price and Volume History

Year-to-Date Price and Volume History

$31.00
$29.00
$27.00
$25.00
$23.00
$21.00
$19.00
$17.00
$15.00
3/17 3/19 3/21 3/23 3/25 3/27 3/29 3/31 4/2 4/4 4/6 4/8 4/10 4/12 4/14 4/16 4/18
20-Day Average
($26.47)

Page 22

CAYMUS PARTNERS LLC

Historical Stock Price Performance (Last 20 Trading Days)

Lynch Interactive Corporation                                                                                                                           Confidential

Price as of April 19, 2005:  $27.06

5-Day Trailing Average (1):  $28.46

10-Day Trailing Average (1):  $28.06

20-Day Trailing Average (1):  $26.47

Proposed Price Paid to Fractional Holders (2): $31.76

(1) Based on trailing average through April 19, 2005 on days on which the stock was traded.

(2) Based on 20-day trailing average price of $26.47 as of April 19, 2005 plus 20% premium.

IV.    Valuation Analyses

A.       Overview of Analyses

Overview of Analyses

Valuation Analyses                                                                                                                                                    Confidential

Based upon a review of the Company’s public filings, historical financial data, and certain other qualitative factors, Caymus
Partners utilized several valuation methods to determine a range of values in order to analyze the value of Interactive.

Caymus Partners did not form a conclusion solely based on any individual analysis to support an opinion as to the fairness, from a financial point of view, of the Transaction.

Caymus Partners did not apply any particular weight on any
individual analysis, but instead formed a conclusion based upon all analyses taken as a whole.  Accordingly, the analyses must be considered as a whole.  By selecting any portion of the
analyses or the factors considered, without considering all
analyses and factors collectively, one could create an incomplete and incorrect view of the process underlying the analyses in connection with the preparation of this Opinion.

Overview of Analyses

Valuation Analyses                                                                                                                                                    Confidential

The financial analyses included in this presentation are included in tabular format.  However, to fully understand Caymus Partners’
financial review and analyses, the tables included must be
considered along with the accompanying text of the presentation.
The tables alone are not a complete description of the financial review and analyses, and considering the tables alone could
create a misleading or incomplete view of Caymus Partners’
financial review and analyses.

The methodologies utilized by Caymus Partners included, but
was not limited to, the following:

A review and comparison of trading multiples for publicly traded companies deemed comparable to the Company;

A review and comparison of multiples in transactions involving targets deemed comparable to the Company;

A review and analysis of the Company’s discounted cash flows

Projected financial statements were provided by the Company
and were used in the analyses herein as it relates to the
Transaction and the Opinion of Caymus Partners.

Discounted Cash Flow
Mean: $29.00
$24.05
$33.96
Comparable Company Analysis - Core LEC
Mean: $23.17
$19.07
$27.26
Comparable Company Analysis - Small LEC
Mean: $27.95
$24.53
$31.36
Comparable Acquisition Analysis
Mean: $25.90
$21.80
$30.00
$15.00
$17.00
$19.00
$21.00
$23.00
$25.00
$27.00
$29.00
$31.00
$33.00
$35.00
04-19-2005 Stock Price ($27.06)
20-Day Trailing Average + 20% Premium ($31.76)

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CAYMUS PARTNERS LLC

Illustrative Indicated Share Price Ranges

Valuation Analyses                                                                                                                                                    Confidential

Summary of Analyses

(Dollars in thousands, except per share prices)

Methodology	Company LTM EBITDA	Multiple Range Low	Multiple Range High	Enterprise Value Low	Enterprise Value High	Equity Value Low	Equity Value High	Implied Share Price Range Low	Implied Share Price Range Mean	Implied Share Price Range High
Comparable Company Analysis - Small LEC	$37,601	6.00x	6.50x	$225,606	$244,407	$67,518	$86,319	$24.53	$27.95	$31.36
Comparable Company Analysis - Core LEC	$37,601	5.60x	6.20x	$210,566	$233,126	$52,478	$75,038	$19.07	$23.17	$27.26
Comparable Transaction Analysis	$37,601	5.80x	6.40x	$218,086	$240,646	$59,998	$82,558	$21.80	$25.90	$30.00

	Company Terminal EBITDA	EBITDA Multiple Range Low	EBITDA Multiple Range High	Discount Rate Low	Discount Rate High	Equity Value Low	Equity Value High	Implied Share Price Range Low	Implied Share Price Range Mean	Implied Share Price Range High
Discounted Cash Flow Analysis	$41,951	5.50x	6.00x	11.0%	13.0%	$66,189	$93,454	$24.05	$29.00	$33.96

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CAYMUS PARTNERS LLC

Summary of Analyses

Valuation Analyses                                                                                                                                                    Confidential

Tabular Indicated Share Price Ranges

B.       Comparable Public Company Analysis

Comparable Public Company Analysis Methodology

Valuation Analyses                                                                                                                                                    Confidential

The Comparable Public Company approach is based upon the theory that the stock price of publicly-traded companies reflects all readily available information.  In other words, the market continuously evaluates each company and determines a current value as reflected by the bids and offers for the company’s stock.

Using this technique, publicly-traded companies are reviewed in order to identify a peer group similar to the subject company.  Once the peer group is identified, valuation multiples based upon Revenue, EBITDA, etc. are calculated for each of the comparable companies.

The financial statements of the public companies must be adjusted to account for any variations between them and the subject company.
Examples of such adjustments include revenue recognition policy and non-
operating assets.  Once the adjusted multiples are calculated, they are applied to the subject company to determine its value.

When using the Comparable Public Company approach, it is often difficult to find perfectly comparable public companies. However, in most cases it is possible to identify a peer group that is reasonably similar. This technique is dependent upon the degree of comparability between the subject company and the companies on which the analysis is based.  The higher the degree of correlation between the operations of the peer group and the subject company, the more effective the valuation.

Valuation Analyses                                                                                                                                                    Confidential

Caymus Partners identified seven companies it deemed comparable to
Interactive (“Comparable Companies”).

Caymus Partners calculated enterprise values for the Comparable
Companies to obtain multiples of last 12-month (“LTM”) Revenue and
EBITDA.

Enterprise value equals market value of equity plus net debt and minority interest.

Market value of equity equals the stock price times the number of shares of common stock outstanding.

Net debt equals total debt minus cash.

Caymus Partners applied a range of these multiples to the LTM EBITDA of the Company to obtain an enterprise valuation range for the Company.
EBITDA was chosen because it is a more reliable indicator of value than other factors such as revenue.

Caymus Partners then calculated an equity value for the Company by subtracting net debt, minority interest and preferred stock from the enterprise value.

The implied equity value per share for the Company ranged from $24.53 to
$31.36 (mean value of $27.95 per share) using comparable “Small LECs”

The implied equity value per share for the Company ranged from $19.07 to
$27.26 (mean value of $23.17) using a more defined list of four (4) “Core”
LEC companies.

Comparable Public Company Analysis

"Core LEC" Company	Description	Revenues ($000s)	Access Lines (000s)
CT Communications Inc. (Nasdaq:CTCI)	CT Communications provides integrated telecommunications services to residential and business customers located primarily in North and South Carolina. Specific services include local and long distance telephone, Internet and data services, and digital wireless services. CT began operations in 1897 as The Concord Telephone Company and continue to operate as an incumbent local exchange carrier (ILEC) in Cabarrus, Stanly, and Rowan Counties, North Carolina. The Company serves over 120,000 access lines in this territory.	$163,499	113
D&E Communications Inc. (Nasdaq:DECC)	D&E Communications, Inc. provides integrated communications services to residential and business customers in eastern Pennsylvania. The Company operates as an incumbent, rural local exchange carrier (RLEC) in parts of Berks, Lancaster, Union and smaller portions of five other adjacent counties in Pennsylvania, and as a competitive local telephone company (CLEC) in the Lancaster, Harrisburg, Reading, Altoona, Pottstown, State College and Williamsport, Pennsylvania, metropolitan areas. D&E offers its customers local and long-distance telephone services, high-speed data, Internet access and video services.	$176,271	178
Hickory Tech Corp. (Nasdaq:HTCO)	Hickory Tech Corporation is a diversified communications company that operates three business segments: Telecom Sector, Information Solutions Sector and Enterprise Solutions Sector. The Company's core business is its Telecom Sector, which consists of two businesses. One of the businesses is the operation of three incumbent local exchange carriers (ILECs), which consists of connecting customers to the telephone network, providing switched service and private lines that connect customers to long distance service providers, and also provides many other services associated with ILECs. The second business of the Telecom Sector is competitive local exchange carrier (CLEC) services and its associated competitive businesses of long distance service and Internet access.	$90,515	75
North Pittsburgh Systems Inc. (Nasdaq:NPSI)	North Pittsburgh Systems, Inc. provides telecommunication services and equipment to its customers generally located in western Pennsylvania through its subsidiaries, North Pittsburgh Telephone Company (NPTC), Penn Telecom, Inc. (PTI) and Pinnatech, Inc. NPTC is the Company's incumbent local exchange carrier (ILEC). Penn Telecom is certificated as a competitive access provider (CAP), a local exchange carrier (CLEC) and an inter-exchange carrier (IXC).	$108,469	110

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Caymus Partners LLC

Descriptions of Comparable Publicly Held Companies –
“Core” LEC Grouping (1)

Valuation Analyses                                                                                                                                                    Confidential

(1)   Caymus Partners evaluated a total of 23 LEC companies, of which 14 were “small” LECs.   Of this Small LEC grouping, four (4) companies
were chosen as the most representative comparable companies to Interactive based on various financial and operating measurements and are herein referred to as the Core LEC grouping.

LIC Daily
4/19/05
NPSI
HTCO
DECC
CTCI
+30%
+20%
+10%
+0%
-10%
-20%
-30%
-40%
-50%
Volume
©BigCharts.com
30
20
10
0
Thousands
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
05
Feb
Mar
Apr

Page 33

Caymus Partners LLC

Recent Trading History of Core LEC Comparable Public
Companies (Last 12 Months)

Valuation Analyses                                                                                                                                                    Confidential

LIC Daily
4/19/05
NPSI
HTCO
DECC
CHCI
+10%
+5%
+0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
Volume
©BigCharts.com
30
20
10
0
Thousands
Feb
Mar
Apr

Page 34

Caymus Partners LLC

Recent Trading History of Core LEC Comparable Public
Companies (Year-to-Date)

Valuation Analyses                                                                                                                                                    Confidential

Company Name	Price at 4/19/05	Percent of 52-Week High	52-Week High	52-Week Low	Equity Value	Enterprise Value	Enterprise Value as a Multiple of LTM Revenue	Enterprise Value as a Multiple of LTM EBITDA	Equity Value as a Multiple of Bk Val.	Price as a Multiple of EPS 2005E	Price as a Multiple of EPS 2006E
Large Wireline											
Alltel Corp. (NYSE:AT)	$56.17	92.7%	$60.62 -	$48.63	$16,993,447	$22,085,947	2.7x	6.7x	2.4x	16.4x	15.2x
BellSouth Corp. (NYSE:BLS)	25.65	88.6%	28.96 -	24.46	46,979,360	66,866,360	3.3x	7.5x	2.0x	15.4x	13.8x
Qwest Communications International Inc. (NYSE:Q)	3.48	71.6%	4.86 -	2.56	6,321,858	21,692,858	1.6x	5.9x	NM	NM	NM
SBC Communications Inc. (NYSE:SBC)	23.04	84.4%	27.29 -	22.98	76,096,765	101,852,765	2.5x	7.6x	1.9x	16.4x	14.9x
Verizon Communications Inc. (NYSE:VZ)	34.16	80.8%	42.27 -	34.13	95,648,000	130,368,000	1.8x	4.1x	2.5x	13.4x	12.8x
Midsized LEC											
CenturyTel Inc. (NYSE:CTL)	$31.47	88.5%	$35.54 -	$26.22	$4,174,338	$7,026,267	2.9x	5.6x	1.2x	13.7x	13.4x
Cincinnati Bell Inc. (NYSE:CBB)	4.20	86.1%	4.88 -	3.14	1,035,460	3,190,960	2.6x	6.1x	NM	22.8x	17.4x
Citizens Communications Co. (NYSE:CZN)	12.52	84.6%	14.80 -	12.04	4,259,153	8,365,071	3.8x	7.3x	3.1x	26.4x	26.1x
Telephone & Data Systems Inc. (AMEX:TDS)	78.60	88.9%	88.44 -	64.90	4,517,918	5,892,029	1.6x	5.9x	1.4x	30.3x	24.4x
Small LEC											
Alaska Comm. Systems Group Inc. (Nasdaq:ALSK)	9.83	94.5%	10.40 -	5.05	399,098	839,127	2.8x	9.2x	NM	NM	NM
Commonwealth Telephone Enterprises Inc. (Nasdaq:CTCO)	46.78	91.3%	51.24 -	41.11	990,073	1,013,895	3.0x	5.7x	3.7x	19.1x	19.0x
CT Communications Inc. (Nasdaq:CTCI)	11.41	75.6%	15.09 -	9.90	215,410	260,668	1.6x	4.9x	1.1x	16.0x	15.4x
D&E Communications Inc. (Nasdaq:DECC)	8.44	57.6%	14.65 -	8.03	120,464	340,447	1.9x	5.7x	0.7x	NA	NA
FairPoint Communications Inc. (NYSE:FRP)	15.49	83.5%	18.55 -	14.00	146,593	953,812	3.8x	7.7x	0.8x	12.1x	11.0x
Hector Communications Corp. (AMEX:HCT)	22.55	101.3%	22.25 -	18.25	84,269	124,725	4.0x	8.3x	1.6x	NA	NA
Iowa Telecommunications Services Inc. (NYSE:IWA)	19.71	90.0%	21.90 -	19.10	608,329	1,124,740	4.9x	8.3x	11.2x	13.2x	12.5x
Hickory Tech Corp. (Nasdaq:HTCO)	9.65	72.3%	13.35 -	9.44	126,068	230,475	2.5x	6.7x	4.0x	NA	NA
North Pittsburgh Systems Inc. (Nasdaq:NPSI)	19.32	73.6%	26.24 -	17.55	289,897	277,684	2.6x	6.0x	3.3x	14.3x	NA
Otelco, Inc. (AMEX:OTT)	15.25	94.8%	16.08 -	22.50	155,876	317,550	8.5x	15.3x	1.4x	NA	NA
Shenandoah Telecommunications Co. (Nasdaq:SHEN)	29.33	84.5%	34.69 -	22.50	224,140	262,259	2.2x	6.8x	2.0x	NA	NA
SureWest Communications (Nasdaq:SURW)	22.56	67.8%	33.25 -	21.96	329,173	414,188	2.0x	8.3x	1.4x	NM	NM
Valor Communications Group Inc. (NYSE:VCG)	14.30	88.4%	16.17 -	14.15	1,012,912	2,598,749	5.1x	9.9x	4.2x	13.3x	12.4x
Warwick Valley Telephone Co. (Nasdaq:WWVY)	21.16	80.0%	26.45 -	18.72	114,302	112,709	4.0x	NM	2.8x	NA	NA
Lynch Interactive Corp.	29.28	77.2%	37.95 -	19.25	80,586	227,131	2.6x	6.0x	2.3x	NA	NA
CORE LEC (CTCI, DECC, HTCO, NPSI)											
Mean							2.2x	5.8x	2.3x	15.1x	15.4x
Median							2.2x	5.8x	2.2x	15.1x	15.4x
SMALL LEC (1)											
Mean							3.5x	7.9x	2.9x	14.7x	14.1x
Median							2.9x	7.7x	2.0x	13.8x	12.5x
ALL COMPANIES (1)											
Mean							3.1x	7.2x	2.6x	17.3x	16.0x
Median							2.7x	6.8x	2.0x	15.7x	14.9x

(1) Excluding Lynch Interactive Corp.

Lynch Interactive

Caymus Partners LLC

Page 35

Comparable Public Company Valuation Analysis

Valuation Analyses                                                                                                                                                    Confidential

Sources: CapitalIQ

(Dollars in thousands, except per share prices)

Company Name	LTM Revenue	LTM EBITDA	LTM EBITDA Margin	Book Value	Multiple of Debt to LTM EBITDA	Access Lines Number (000s)	Access Lines Annual Change
Large Wireline							
Alltel Corp. (NYSE:AT)	$8,246,100	$3,272,200	39.7%	$7,128,700	1.7x	3,009	-3.0%
BellSouth Corp. (NYSE:BLS)	20,300,000	8,964,000	44.2%	23,066,000	2.3x	21,356	-4.1%
Qwest Communications International Inc. (NYSE:Q)	13,809,000	3,696,000	26.8%	(2,612,000)	4.7x	15,522	-4.2%
SBC Communications Inc. (NYSE:SBC)	40,787,000	13,465,000	33.0%	40,504,000	2.0x	52,356	-4.3%
Verizon Communications Inc. (NYSE:VZ)	71,283,000	31,634,000	44.4%	37,560,000	1.2x	52,979	-4.6%
Mid sized LEC							
Centurytel Inc. (NYSE:CTL)	2,407,372	1,254,257	52.1%	3,409,765	2.4x	2,314	-2.6%
Cincinnati Bell Inc. (NYSE:CBB)	1,207,100	526,100	43.6%	(624,500)	4.1x	970	-1.6%
Citizens Communications Co. (NYSE:CZN)	2,192,980	1,147,628	52.3%	1,362,240	3.7x	2,533	1.0%
Telephone & Data Systems Inc. (AMEX:TDS)	3,720,389	996,251	26.8%	3,190,748	2.1x	1,157	6.5%
Small LEC							
Alaska Comm. Systems Group Inc. (Nasdaq:ALSK)	302,707	91,359	30.2%	(33,442)	5.8x	296	-5.1%
Commonwealth Telephone Enterprises Inc. (Nasdaq:CTCO)	335,811	176,622	52.6%	266,930	1.9x	472	-1.1%
CT Communications Inc. (Nasdaq:CTCI)	163,499	53,657	32.8%	188,228	1.3x	113	-2.3%
D&E Communications Inc. (Nasdaq:DECC)	176,271	60,066	34.1%	176,119	3.8x	178	0.2%
Fairpoint Communications Inc. (NYSE:FRP)	252,645	124,590	49.3%	172,812	6.5x	239	-2.9%
Hector Communications Corp. (AMEX:HCT)	31,570	14,990	47.5%	54,213	4.0x	30	-1.0%
Iowa Telecommunications Services Inc. (NYSE:IWA)	228,119	134,936	59.2%	275,962	3.8x	267	0.4%
Hickory Tech Corp. (Nasdaq:HTCO)	90,515	34,686	38.3%	31,545	3.0x	75	-3.5%
North Pittsburgh Systems Inc. (Nasdaq:NPSI)	108,459	46,043	42.4%	86,861	0.7x	110	7.2%
Otelco, Inc. (AMEX:OTT)	37,266	20,758	55.7%	9,586	7.9x	37	17.4%
Shenandoah Telecommunications Co. (Nasdaq:SHEN)	120,974	38,645	31.9%	113,797	1.4x	25	-0.7%
SureWest Communications (Nasdaq:SURW)	211,763	49,915	23.6%	241,337	2.1x	132	-3.3%
Valor Communications Group Inc. (NYSE:VCG)	507,310	263,577	52.0%	159,335	6.1x	540	-3.0%
Warwick Valley Telephone Co. (Nasdaq:WWVY)	27,987	6,919	24.7%	40,766	1.8x	NA	NA
Lynch Interactive Corp.	87,784	37,601	42.8%	34,672	4.8x	64.8	-0.8%
CORE LEC (CTCI, DECC, HTCO, NPSI)							
Mean			36.9%		2.2x		0.4%
Median			36.2%		2.2x		-1.1%
SMALL LEC (1)							
Mean			41.0%		3.5x		0.2%
Median			40.4%		3.4x		-1.1%
ALL COMPANIES (1)							
Mean			40.7%		3.2x		-0.7%
Median			42.4%		2.4x		-2.6%

(1) Excluding Lynch Interactive Corp.

Lynch Interactive

CAYMUS PARTNERS LLC

Page 36

Comparable Public Company Operating Statistics

Valuation Analyses                                                                                                                                                    Confidential

Sources: CapitalIQ

(Dollars in thousands)

C.      Comparable Transactions Analysis

Valuation Analyses                                                                                                                                                    Confidential

Comparable transaction multiples may also be used to determine the value of a company.  In this approach, merger, acquisition and asset purchase transactions involving similar companies are identified and their purchase price multiples are used to assess the subject company’s value.  The terms of comparable transactions must often be adjusted in much the same manner as in the public comparables approach to accurately reflect the operations of the subject company.

In the transaction multiples approach, the valuation multiples are based upon similar, completed transactions.  Thus, a premium over market value is already included in the purchase price.

In our analysis herein, we reviewed transactions (acquisitions) of companies involving 100% control.  Transactions involving partial control, including minority control positions, buybacks of stock, etc., were not reviewed due to the inability to gather such appropriate data.

The greatest impediment to finding comparable transactions is the absence of available information on comparable sales.  In addition to the lack of information on comparable sales, available information on public companies may be outdated or incomplete.  The more recent the transaction and the more complete the data, the more effective is this technique.

Comparable Transactions Analysis Methodology

Valuation Analyses                                                                                                                                                    Confidential

Comparable Transactions Analysis generally provides a wide range of values due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquirer.  As a result, the selected
Comparable Transactions Analysis is typically limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by the public company.

Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable transactions.

Comparable Transactions Analysis Methodology (cont.)

Valuation Analyses                                                                                                                                                    Confidential

Caymus Partners identified six (6) transactions announced and closed in the last 3.5 years involving target companies in the local exchange carrier industries (the “Comparable Transactions”).

Based on the information disclosed with respect to the target in each of the
Comparable Transactions, Caymus Partners calculated and compared total purchase price as a multiple of LTM EBITDA. EBITDA was chosen because it is a more reliable indicator of value than other factors such as revenue.

Caymus Partners adjusted the mean and median EBITDA multiples of comparable transactions to account for an already implied control premium of 20% since the acquisitions were for 100% control.  After discounting the
EBITDA multiples, Caymus Partners applied a range of these multiples to the LTM EBITDA of the Company to obtain an enterprise value for the
Company, assuming less than 100% control.

Caymus Partners then calculated an equity value for the Company by subtracting net debt, minority interest and preferred stock from the enterprise value.

The implied equity per share value for the Company ranged from $21.80 to
$30.00 (mean value of $25.90 per share).

Comparable Transactions Analysis Methodology (cont.)

Announce Date	Target	Acquirer	Consideration	Status	Enterprise Value	Equity Value	Multiple of Enterprise Value to Revenue	Multiple of Enterprise Value to EBITDA	Target Revenues	Target EBITDA	Target Business Description
5/21/04	Verizon Communications	The Carlyle Group	Cash	Closed	$1,650		2.7x	6.2x	$611		Operator of 707,000 switched wireline access lines. Acquisition
4/20/04	Get-A-Phone Inc.	USURF America Inc. (OTCBB:USUR)	Cash, Stock	Closed	3	$3	0.5x	N/A	$6		Get-A-Phone Inc. (GAP) is a competitive local exchange carrier (CLEC) that provides telecommunications services in Texas.
2/19/04	Allegiance Telecom, Inc.	XO Communications Inc. (OTCBB:XOCM)	Cash, Stock	Closed	1,428	510	1.8x	N/A	794		Allegiance Telecom, Inc. operates as a local exchange carrier providing integrated telecommunications services (local, long distance, broadband Internet access, and Internet-related services, bundled and carrier-oriented network provider services), as well as end-user equipment sales and maintenance services.
8/20/03	Mid-Missouri Holdings Corp.	Otelco, Inc. (AMEX:OTT)	Cash	Closed	31	14	2.3x	5.2x	11	5	The Company's principal line of business is providing local telephone service, long-distance telephone service, cable television service and high-speed and dial-up Internet access. The principal markets for these services are local residential and business customers residing in the exchanges the Company serves in rural central Missouri.
8/21/02	Verizon - Alabama and Missouri Operations	CenturyTel Inc. (NYSE: CTL)	Cash	Closed	2,159	2,159	4.0x	8.2x	552	212	The acquisition included all telephone assets (property and equipment) and access lines for Verizon's Alabama and Missouri operations. CenturyTel also acquired Verizon's high-speed access services.
11/21/01	Conestoga Enterprises, Inc.	D&E Communications Inc. (NasdaqNM:DECC)	Cash, Stock	Closed	344	279	3.3x	12.0x	92	23	Conestoga Enterprises, Inc. operates as the holding company of Conestoga Telephone and Telegraph Company (CTT), Buffalo Valley Telephone Company (BVT), Conestoga Communications, Inc., Conestoga Mobile Systems, Inc. (CMS), Conestoga Wireless Company, Infocore Inc., and TeleBeam, Inc. CTT and BVT are independent local exchange carriers that provide local and toll telephone service.
					Mean (1)		2.2x	6.6x			
					Median (1)		2.3x	6.7x			

(1) Includes 20% discount due to implied control premia inherent in revenue and EBITDA multiples.

Page 41

CAYMUS PARTNERS LLC

Comparable Transactions Analysis

Valuation Analyses                                                                                                                                                    Confidential

Source: CapitalIQ

(Dollars in millions)

D.      Discounted Cash Flow Analysis

The discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure.  Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

While the discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

Caymus Partners utilized forecasts provided by Interactive and its subsidiaries’ management to show an increase in Operating Income from approximately $20.5 million in 2005 to $20.9 million in 2009 (the terminal year).

Discounted Cash Flow Analysis Methodology

Valuation Analyses                                                                                                                                                    Confidential

The discounted cash flow analysis presented herein incorporates estimates provided by the Company’s management of cash flows during 2005 and for the next four succeeding years. These estimates, in turn, are based on assumptions, projections and forecasts, including without limitation business conditions, financial markets and regulatory actions and initiatives. As a result, there is no assurance that any such estimates will be met and such estimates are subject to uncertainties, risks and inaccuracies, any or all of which could be substantial.  Caymus Partners performed the discounted cash flow analysis on the preliminary cash flow of the Company.

To arrive at a present value of the free cash flow, Caymus Partners utilized discount rates ranging from 11.0% to 13.0%.

EBITDA Terminal Multiple:  A range of terminal multiples between and including  5.50x and 6.00x were utilized in this analysis. This range is in line with EBITDA multiples for Interactive’s comparable companies.

A range of enterprise values was derived.  The enterprise values were reduced by net debt to arrive at an equity value.  The Company’s net debt is estimated to be approximately $147 million (as of December 31, 2004).

The implied equity per share value for the Company ranged from $24.05 to
$33.96 (mean value of $29.00).

Discounted Cash Flow Analysis Methodology (cont.)

Valuation Analyses                                                                                                                                                    Confidential

Key Assumptions	
Estimated Tax Rate	38.0%
Discount Rate	12.0%
Discounted Cash Flow as of:	4/11/2005
Terminal EBITDA Exit Multiple	5.75x
Shares Outstanding (3/25/2005)	2,752

	Projected				
	2005	2006	2007	2008	2009
Operating Income (EBIT)	$20,496	$20,444	$20,853	$21,007	$20,895
Less: Estimated Taxes	(7,788)	(7,769)	(7,924)	(7,983)	(7,940)
Add Back: D&A	21,336	21,479	21,494	21,252	21,056
Working Capital Adjustments	0	0	0	0	0
Capital Expenditures	(9,990)	(16,713)	(15,164)	(11,673)	(11,644)
Free Cash Flow	$24,054	$17,441	$19,259	$22,603	$22,367
Terminal Value					$241,218
Discounting Period (Years) (1)(2)	0.362	1.219	2.219	3.219	4.219
Discount Factor	0.960	0.871	0.778	0.694	0.620
Present Value of Free Cash Flows (3)	$16,699	$15,191	$14,976	$15,694	$13,866
Present Value of Terminal Value					149,538
Net Present Enterprise Value (4)	$225,963				
Less: Debt (12/31/2004)	(173,759)				
Add: Cash (12/31/2004)	27,214				
Equity Value	$79,418				
Per Share	$28.86				

(1) Assumes cash flow occurs in middle of period.

(2) Assumes that, for 2005, cash flows begin on 04/11/05.

(3) For 2005, assumes pro rata cash flow from 04/11/05 through 12/31/2005.

(4) Equal to the sum of present value of free cash flows and present value of terminal value.

Page 45

CAYMUS PARTNERS LLC

Discounted Cash Flow Analysis

Valuation Analyses                                                                                                                                                    Confidential

Source: Company estimates

(Dollars in thousands, except per share prices)

EQUITY VALUE SENSITIVITY

EBITDA Exit Multiple	Discount Rate: 10.0%	11.0%	12.0%	13.0%	14.0%	15.0%
5.00x	$73,274	$66,445	$59,913	$53,664	$47,682	$41,953
5.25x	$80,290	$73,197	$66,415	$59,926	$53,716	$47,769
5.50x	$87,305	$79,950	$72,917	$66,189	$59,750	$53,584
5.75x	$94,320	$86,702	$79,418	$72,451	$65,783	$59,400
6.00x	$101,335	$93,454	$85,920	$78,713	$71,817	$65,215
6.25x	$108,350	$100,207	$92,422	$84,976	$77,851	$71,031
6.50x	$115,366	$106,959	$98,923	$91,238	$83,885	$76,846

SHARE PRICE SENSITIVITY

EBITDA Exit Multiple	Discount Rate: 10.0%	11.0%	12.0%	13.0%	14.0%	15.0%
5.00x	$26.62	$24.14	$21.77	$19.50	$17.32	$15.24
5.25x	$29.17	$26.60	$24.13	$21.77	$19.52	$17.36
5.50x	$31.72	$29.05	$26.49	$24.05	$21.71	$19.47
5.75x	$34.27	$31.50	$28.86	$26.32	$23.90	$21.58
6.00x	$36.82	$33.96	$31.22	$28.60	$26.09	$23.70
6.25x	$39.37	$36.41	$33.58	$30.87	$28.29	$25.81
6.50x	$41.92	$38.86	$35.94	$33.15	$30.48	$27.92

Page 46

CAYMUS PARTNERS LLC

Discounted Cash Flow Analysis (cont.)

Valuation Analyses                                                                                                                                                    Confidential

Source: Company estimates

(Dollars in thousands, except per share prices)

E.        Fractional Share Cash-Out Values of Select
Reverse Stock Splits

Fractional Share Cash-Out Values of Selected Reverse
Stock Splits

Valuation Analyses                                                                                                                                                    Confidential

An analysis of other “going dark” transactions associated with reverse stock splits provides information related to how other companies have paid for fractional shares.

This analysis is heavily dependent on a small number of companies that may or may not be related to Interactive and that have varying transactional circumstances, market capitalizations, profitability and future growth opportunities.

Caymus Partners aggregated selected reverse stock split transactions in conjunction with pending “going dark” transactions to determine the cash premiums paid, if any, of fractional shares

Caymus Partners concluded that, based on the difficulty in obtaining “going dark” transactions, the lack of data provided for those transactions and the lack of data related to companies paying fractional share premiums, an analysis of reverse stock split data is not useful for purposes of opining on the value to be paid by Interactive in this Transaction.

Announc. Date (1)	Effective Date (1)	Company	Reverse Split	Fractional Share Value (1)			
				Description of Consideration	Paid in Cash?	Premium (2)	Announc. Premium (3)
03/08/05	Pending	MercuryAir Group Inc.	1 : 501	Fixed cash price of $4.00	Yes	N/A	-41.7%
01/19/05	Withdrawn	Max & Erma's Restaurants	1 : 200	Fixed cash price of $16.00	Yes	N/A	20.8%
01/10/05	Pending	Trek Resources Inc.	1 : 100	Fixed cash price of $2.50	Yes	N/A	13.6%
11/04/04	01/06/05	Webco Industries, Inc.	1 : 200	Fixed cash price of $6.50	Yes	N/A	-2.3%
05/13/04	09/07/04	Safetek International Inc.	1 : 500	Rounded up to next whole share	N/A	N/A	N/A
04/16/04	11/12/04	ASA International Ltd.	1 : 600	Fixed cash price of $5.00	Yes	4.2%	31.2%
02/27/04	03/01/05	The Seibels Bruce Group, Inc.	1 : 1,000	Fixed cash price of $3.00	Yes	N/A	17.2%
01/07/04	05/28/04	Star Multi Care Services, Inc.	1 : 55,000	Fixed cash price of $0.126	Yes	5.0%	5.0%
12/31/03	06/29/04	IBW Financial Corporation	1 : 101	Fixed cash price of $36.50	Yes	5.8%	65.9%
11/24/03	06/30/04	SafeGuard Health Enterprises Inc.	1 : 1,500	Fixed cash price of $2.25	Yes	N/A	N/A
11/06/03	03/03/04	4-D Neuroimaging	1 : 1,200	Fixed cash price of $0.15	Yes	24.5%	N/M
10/27/03	02/02/04	The Deltona Corporation	1 : 500,000	Fixed cash price of $0.40	Yes	5.3%	17.6%
09/30/03	05/07/04	Winter Sports, Inc.	1 : 150	Fixed cash price of $17.50	Yes	3.4%	20.6%
09/18/03	04/12/04	Pacific Aerospace & Elec.	1 : 11,000	Average of Last 10 days	Yes	N/A	N/A
09/12/03	11/28/03	Arlington Hospitality, Inc.	1 : 100	30-day trailing average	Yes	N/A	N/A
07/09/03	12/08/03	Tumbleweed, Inc.	1 : 5,000	Fixed cash price of $1.10	Yes	-12.0%	5.8%
04/25/03	08/07/03	PML, Inc.	1 : 150	Fixed cash price of $1.50	Yes	N/A	N/A
04/09/03	08/13/03	IFX Corporation	1 : 300	Fixed cash price of $0.12	Yes	N/M	N/M
02/28/03	05/15/03	South Banking Company	1 : 50	Fixed cash price of $40.00	Yes	N/A	N/A
02/13/03	11/10/03	Sierra Holdings	1 : 500,000	Fixed cash price of $1.41	Yes	N/A	76.3%
12/27/02	07/08/03	Avery Communications	1 : 5,000	Fixed cash price of $1.27	Yes	1.6%	78.9%
12/05/02	03/19/03	Telespectrum Worldwide Inc.	1 : 1,000	Fixed cash price of $0.01	Yes	N/A	N/A
11/26/02	03/17/03	Kimmins Corp.	1 : 100	Average of Last 20 days	Yes	N/A	N/A
11/15/02	05/08/03	Performance Industries, Inc.	1 : 1,500	Fixed cash price of $1.00	Yes	N/A	N/A
11/05/02	09/24/03	Seven J. Stock Farm, Inc.	1 : 1,000	Fixed cash price of $3.89	Yes	-2.8%	14.4%
06/30/02	01/16/03	Teltone Corp.	1 : 900	Fixed cash price of $0.24	Yes	N/M	99.8%
05/15/02	11/08/02	Teraglobal Communications Corp.	1 : 1,000	Fixed cash price of $0.29	Yes	N/A	81.3%
05/10/02	10/09/02	Silver Diner, Inc.	1 : 5,000	Fixed cash price of $0.32	Yes	28.0%	28.0%
12/31/01	11/01/02	Control Chief Holdings, Inc.	1 : 100	Fixed cash price of $3.73	Yes	43.5%	-6.8%
12/21/01	04/09/02	Metro Global Media, Inc.	1 : 40	Fixed cash price of $1.00	Yes	60.4%	N/M

	Premium	Announc. Premium
Mean	13.9%	29.2%
Median	5.1%	19.1%

(1) Figures are based on most reliable information as available.
(2) Based on implied premium over stock price at effective date.
(3) Based on implied premium over stock price immediately prior to announcement.

CAYMUS PARTNERS LLC

Page 49

Analysis of Fractional Share Cash-Out Values of Selected
Reverse Stock Splits

Valuation Analyses                                                                                                                                                    Confidential

Source: Company estimates

F.         Non-Cash Generating Assets

Non-Cash Generating Assets

Valuation Analyses                                                                                                                                                    Confidential

Caymus Partners reviewed the Company’s non-cash generating assets in its determination of value.  The Company’s non-cash generating assets consist of equity investments, spectrum licenses and various marketable securities, totaling approximately $20.1 million based on a private market valuation performed by Company management.

Caymus Partners also reviewed the non-cash assets of comparable publicly traded companies in the Core LEC grouping, including CT Communications,
D&E Communications, Hickory Tech. Corp, and North Pittsburgh Systems.
Non-cash assets for these companies ranged from $4.8 million to $167 million with a mean of $61 million and median of $36 million.

Caymus Partners has concluded that the value of non-cash assets for
Interactive, as well as for other comparable companies, has been reflected in the respective market capitalizations (equity values) and implied comparable
EBITDA multiples.

(Dollars in thousands)

Lynch Interactive Corp. (1)(2)

Equity Investments	
INS Preferred Stock	$400
Paging Licenses	39
39 GHZ Licenses	1,461
700 MHz Guard Band	655
	2,555
Spectrum Licenses	
Las Cruses License	8,385
Logan License	3,315
700 MHz Band	1,720
24 GHz Auction	49
Auction 58 Deposit	350
	13,819
Marketable Securities	
Hector Communications	3,487
Sunshine PCS Corp.	50
Lynch Corp.	236
	3,773
Total Value of Non-Cash Generating Assets	**$20,147**
Percent of Market Capitalization	*25.0%*

(1) Source: Company management.

(2) Listing of assets that do not produce EBITDA cashflows.

Lynch Interactive

CAYMUS PARTNERS LLC

Page 52

Non-Cash Generating Assets—Lynch Interactive

Valuation Analyses                                                                                                                                                    Confidential

(Dollars in thousands)

	Comparable Core LEC Companies			
	CT Comm.	D&E Comm.	Hickory Tech	North Pittsburgh Systems
Investments	$6,690		$4,371	$13,902
Investments in Companies	16,002	$52		
Other Intangibles	35,401	167,396	387	
Marketable Securities				
	$58,093	$167,448	$4,758	$13,902
Percent of Market Capitalization	*27.0%*	*139.0%*	*3.8%*	*4.8%*

Mean	**$61,050**
Median	**$35,998**
Mean Percentage	***43.6%***
Median Percentage	***15.9%***

Page 53

Caymus Partners LLC

Non-Cash Generating Assets—Comparable Core LEC
Companies

Valuation Analyses                                                                                                                                                    Confidential

Geoffrey L. Faux

Managing Partner

Direct (404) 995-8302

gfaux@caymuspartners.com

J. Oliver Maggard

Managing Partner

Direct (212) 755-3600

omaggard@caymuspartners.com

One Live Oak Center  3475 Lenox Road, Suite 650   Atlanta, GA 30326

(404) 995-8300   fax (404) 995-8340

14 East 60th Street   10th Floor   New York, NY  10022

(212) 755-3600   fax (212) 735-9908

www.caymuspartners.com

Leland W. Miklovic

Vice President

Direct (404) 995-8312

lmiklovic@caymuspartners.com